SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
            OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                              ENVIRO-RECOVERY, INC.
        (Exact Name of Small Business Issuer as Specified in Its Charter)



              Texas                               33-0507697
--------------------------------       -------------------------------------
       (State of Incorporation)        (Issuer's I.R.S. Employer I.D. Number)


                              Enviro-Recovery, Inc.
                               2200 E. Lake Shore Drive
                            Ashland, Wisconsin 54806
              (Address of principal executive offices and zip code)

                                 (715) 685-9663
                (Issuer's Telephone Number, Including Area Code)


        Securities to be registered pursuant to Section 12(b) of the Act:

                                      None


        Securities to be registered pursuant to Section 12(g) of the Act:

                    Common Stock, $0.0001 par value per share

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ITEM 1. DESCRIPTION OF BUSINESS

Introduction

         Enviro-Recovery is in the business of recovering submerged timber located in lakes and rivers and processing this timber for a variety of commercial uses. Much of the timber we recover is old growth and rare species making our timber unique in the market. We currently recover submerged timber in the United States and Canada, but we are expanding into South America where there are important resources of submerged timber. We have entered into a joint venture with EcoWood, LTD located in the State of Para, Brazil which has a license in that state to remove sunken timber from the Amazon River system. Our current sales are primarily in North America and Japan but have the potential of being world wide because of the unique qualities of the products.

         Enviro-Recovery is an environmentally friendly company. Recovering and processing submerged timber is a sound alternative to logging live forests. Exploiting the submerged timber reduces current pressures on existing forests throughout the world. Moreover, much of the useable submerged timber is old or first growth timber or rare species, which are commonly subject to importation restrictions or limitations, or bans on logging in standing forests in many countries. The lower quality recovered wood is an important source of fiber for pulp mills. Using the recovered timber reduces demands on existing forests and it can be imported into countries were there are restrictions against the importation of newly felled timber. In many instances the removal of the submerged timber improves water quality by reducing the amount of organic materials which reduce the dissolved oxygen content of the water.

Products

         We recover and process a wide variety of highly sought-after log species. These include oak (red and white), hard maple (regular, bird's eye and curly), yellow birch (much of which has red hearts), eastern hemlock, pine (red and white), cypress, American chestnut, beech, basswood, elm, cherry and walnut. The timber is mostly from the primeval forests of North America and can be over 500 years old, having the slow growth characteristics of high density and fine grain and textures similar to the wood found in antiques that were created in the 1700 and 1800's. The timber is commercially usable today because it has been preserved by the low oxygen content of the water in which it is found.

         Lumber cut from old growth forests has many superior qualities generally not found in modern lumber. Many of the modern forests are genetically degraded because they have grown from stunted and malformed trees that the loggers left behind decades ago. Modern forests have grown quickly thereby producing intrinsically lower quality lumber. Old growth lumber is generally knot-free. Also the lumber produced from old growth timber is especially beautiful. The wood has very tight, clear graining because there are many more growth rings per inch as a consequence of the slow growth of the primeval forests. This wood generally has better physical properties because of the higher growth ring density. It is more rot resistant than modern growth lumber because the old growth trees consist mostly of heartwood. The heartwood of some

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species contains aromatic oils and resins that repel insects and fungi and resist rot. The wood is particularly suited for use in musical instruments because of its unique resonance that comes from the long immersion in water.

         The lumber produced by us is sold under the trademark Timeless Timber(R). This lumber is milled for specialty users of fine woods. We mill cut the lumber to meet customer specifications for their use. Timeless Timber is used in projects were the unique characteristics of old growth lumber defines or enhances the architectural design or product. Some of these uses include fine cabinetry, flooring, paneling, doors and architectural millwork. A significant use of Timeless Timber is in the making of fine furniture and home decorating accessories such as picture frames. Our lumber is important in the craft market where Timeless Timber is used in items such as pens, kitchen utensils, paintings on wood, jewelry, carvings and humidors. We also produce veneer from several rare species of woods. Timeless Timber is used to make fine musical instruments such as drums, guitars, and violins.

Marketing

General

         We sell our lumber predominately through direct contact with our customers. We use brochures and direct mailings to generate leads. We advertise in woodworking journals and magazines and through our web site, which has online sales capability. In addition, we have received free promotion in the form of news articles in major newspapers including; The New York Times, USA Today, The International Herald Tribune and Newsday. Television media coverage includes The Learning Channel, ABC World News Sunday, The Discovery Channel and Good Morning America, among others.

         We employ one person to work exclusively in sales, two sales representation firms, and one dealer/agent.

Significant Customers

         Leick Furniture has been our predominant customer since 1996, representing over 10% of our annual net sales. Fujigen, Inc., a Japanese wholesaler of solid body electric guitars, has recently purchased over $100,000 in rough lumber and has made a commitment to buy one twenty foot container of lumber every three months. Other annual accounts are ROCKLER (Woodworkers Store), Drum Workshop, Gaston Billiards, Laser Specialties, and Acorn Millworks.

Profile Customers

         The following customers have featured Timeless Timber in specific projects that have provided us with national and international recognition as the premiere salvaged wood recovered from submerged timber:


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         1999 Life Magazine Dream House
         Ford Motor Company
         Northern Great Lakes Visitor Center
         Great Lakes Aquarium
         Wisconsin Lake Schooner
         National Building Museum
         International Softball Congress
         Great Northern Depot Renovation

Supplies

         Critical to our success is a constant source of first growth timber. The failure to obtain the first growth logs of the different wood species we need for our unique product lines will limit our ability to supply the kind of lumber on which our business reputation is based and our business plan is founded and result in reduced sales and revenues. We believe there is an adequate supply of this timber available for recovery throughout the northern part of North America and in certain other areas of the world. Our current sources of supply are in the Great Lakes region, including Wisconsin, Michigan and Ontario, and in New York, Maine, Arkansas, Quebec and New Brunswick.

         In 1999, sixty one percent of our log supply came from The United States and thirty nine percent from Canada. We received logs from the Provinces of Ontario, New Brunswick and Quebec and from the states of Maine, Pennsylvania, New York, Michigan, Arkansas, and Wisconsin.

         The majority of the lumber and logs we purchase is from independent contractors. We contract with most of these suppliers on a purchase order basis. Typically, an independent recovery firm will contact us when they have lumber or logs of the type we are interested in purchasing. We will indicate our desire to purchase the lumber and arrange for payment upon delivery.

         We conduct efforts to locate sources of lumber. We employ aerial surveillance and side scan sonar mapping of likely bodies of water. We use this information in our recovery efforts and to assist independent suppliers.

         We maintain an inventory of logs and milled lumber that can be further processed into products upon demand. The inventory of logs is built up during the summer and fall months because that is the period during which recovery efforts can be accomplished. We currently have inventory of unprocessed logs sufficient for five months of milling and an inventory of milled lumber sufficient to meet customer demand for three months. As our capital resources and business improve, we plan to increase these inventory levels as necessary. Despite our efforts to maintain and manage our inventory, it is possible that from time to time there will not be an adequate amount of logs available to operate at maximum economic efficiency or the species and grade of lumber desired by our customers will not be available. We have a seasonal need for capital during the summer and autumn months that is reflected in our financial

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statements. Any of these factors may result in the loss of business and impact our financial results and future development.

         In 1999 Pend Oreille Pine and Wisconsin Central, Ltd. were our largest suppliers and represented over 10% of our accounts paid. In 1998 no suppliers accounted for more than 10% of accounts paid.

Company Licenses for Recovery of Timber

         Once we locate underwater logs through aerial and side scan sonar surveys, we apply for contracts for extracting the logs from the governing state agency in the United States and from the Ministry of Natural Resources in Canada. The application process can include approval from several government agencies at the local, state or provincial, and federal levels. Environmental impact and historical issues are examined in the approval process. The contracts, in general, provide a period, lasting from 1 to 5 years for extracting the logs. We use subcontractors to extract the logs from the permitted areas where the extraction is completed usually in the same season that the contracts are approved. We have obtained contracts in the past in the Province of Ontario, and the States of Wisconsin and New York. In the Province of Ontario and the State of Wisconsin, the contracts were awarded for specific areas where side scan records show the underwater timber. In the State of New York, we hold a license to extract underwater timber from Lake Ontario and the St. Lawrence Seaway. Under that license, we can apply for permits from the New York Department of Environmental Conservation to extract logs from defined areas. Other persons would be subject to the same licensing protocols described above.

         In South America, we have entered into a joint venture agreement with Eco-Wood, Ltd. The joint venture assets include the only licensing rights issued in Brazil by IBAMA (institute Brasileiro Do Meio Ambiente E Dos Recursos Naturais Renovaveis) and other governing agencies for extracting underwater logs from the Amazon River system in the State of Para.

Expansion of Business in South America

         We are pursuing an expansionary program in South America. We have located several areas where we believe there are significant reserves of submerged logs or timber that make recovery and processing efforts worth the time and investment. Through a joint venture agreement concluded on June 16, 2000 we acquired control of Eco-Wood LTD, which holds the license to recover logs from the Amazon River in the State of Para, Brazil. The asset acquisition is for a total of 3 million shares of common stock and the option to purchase
2.4 million shares of common stock contingent upon future performance of Eco-Wood stockholders in acquiring new timber reserves. In addition, Eco-Wood will receive a two- percent commission on all related sales. Our plan is to process the lumber locally and market it internationally. Eco-Wood is currently evaluating the log resources by surveying the river system using a sidecan sonar and sampling the underwater logs to determine the best sites for recovery operations.


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Facilities

         Our production facilities are located in Ashland, Wisconsin. We own a 125,000 square foot, covered manufacturing facility situated on approximately 30 acres of land. This plant was acquired from the City of Ashland in June1996 through an economic development agreement and subsequently improved and expanded to meet the needs of our specialized production requirements. The facilities include a band mill, steam kilns, a dimensioning plant and storage areas. Equipment installation, completed in September 1999, provided the mill with an overall production capacity of approximately 1.56 to 3.1 million board feet per year, depending on the mix of hardwoods and softwoods. We do not intend to further expand the facilities until the availability of capital allows and demand justifies the increased capacity. If required, we believe that the facilities currently have the space for future expansion in Ashland. As demand warrants, we will look at capacity expansion in Ashland as well as other locations. The location would be dependent on supply sources, regulation compliance costs and access to markets.

         Our accounting office is located in Green Bay, Wisconsin. We rent 400 square feet of space month to month for a net monthly rental of $380. We believe this space is adequate for our current needs.

Proprietary Rights

         We have registered with the United States Patent and Trademark Office the trademark Timeless Timber(R). We license the use of the trademark to approved customers who may use the Timeless Timber trademark on their products and in their advertising.

         We have developed proprietary techniques for processing water-saturated, old growth logs. There can be no assurance that others will not develop corresponding techniques or better techniques that will limit the advantage that we believe we currently enjoy in the processing of this type of lumber.

         We enter into confidentiality agreements with our employees and consultants and rely on laws relating to trade secrets and proprietary information for the protection of our various proprietary rights. We do not license the use of any of our technical information or other proprietary rights at this time, but if we do, we will rely on relevant statutory protections and contractual arrangements to protect our rights. There can be no assurance that these laws or agreements will provide a complete protection of our rights in the event of infringement by others. We will pursue in the courts the defense of our rights where we believe they have been violated. There can be no assurance that we will have the resources to fully prosecute any claims we bring or that any claim of ours will be decided in favor of the company.

Government Regulation

         Federal, state and local government agencies regulate the log recovery process. The regulations vary between country, state or provincial and local authorities. In general, the application process requires that the governing



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state or provincial agency responsible for the environment of the waterway approve an environmental impact study. The permit is usually reviewed by several government organizations including agencies responsible for fish and wildlife, state or provincial timber resources, the environment, water quality, historical artifacts, cultural concerns, and maintaining navigable waterways. Any of the agencies can stop the approval of the permit and our ability to extract underwater logs. When required by regulations, stumpage fees are paid for recovered timber to the state or provincial agency responsible for timber rights. The independent suppliers of underwater timber are affected by the same regulations as us. The length and complexity of the permitting process has significantly limited the development of the underwater log resources in North America.

         We have a license for importing underwater logs from the Province of Ontario. The independent suppliers in the Provinces of New Brunswick, Nova Scotia and Quebec handle export-licensing issues.

Competition

         We compete in the broad category of timber products, which includes major companies such as Georgia Pacific and Boise Cascade. We, however, do not feel that these companies are direct competitors, as they do not actively harvest logs from the water. The underwater recovery segment of the market is a new market niche. Based on the information we have, Enviro- Recovery is the industry leader and we are not aware of any competitors which recover, saw, dry and dimension a wide variety of hardwood timber species found underwater in wholesale quantities. We currently specialize in processing old growth hardwoods and softwoods, mostly from the Great Lakes region. We are aware of at least two companies that recover and process underwater wood in the southeastern United States; however these companies process mostly cypress and southern pine.

         We compete on the basis of our ability to obtain and process submerged timber that has unique characteristics not generally available. Although our products are more expensive, we believe the unique characteristics of the lumber support higher pricing than that of commodity lumber. The higher price for Timeless Timber results from the environmental, historical, and aesthetic value that recovered old growth timber provides.

         The reclaimed wood industry competes with Timeless Timber in the added value market for historic, environmental lumber. In that industry, companies extract timber from old wooden buildings that are being destroyed. Reclaimed wood differs from Timeless Timber in two ways. Not all the reclaimed timber is old growth wood. The reclaimed wood frequently has a distressed appearance including nail holes and cracks resulting from its previous use. Conversely, Timeless Timber is always made from old growth recovered wood that is in a similar condition to that on the date the log was cut. The reclaimed wood is commonly sold as flooring.

         Lumber that meets Forest Stewardship Counsel certification standards is a product that competes with Timeless Timber in the environmentally safe wood market. Certified wood sells for about 10% more in price than uncertified commodity wood. Wood sold with a FSC certification is cut from managed forests.



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Timeless Timber differentiates itself from the FSC certified wood by emphasizing that Timeless Timber is not harvested from live forests; rather it is a lost resource that is recovered from rivers and lakes. Buying Timeless Timber products saves trees.

Certification of Products

         Timeless Timber(R) products are certified by Scientific Certification Systems of Oakland, California under the SCS Environmental Claims Certification Program as being produced from 100% salvaged wood from recovered submerged timber. These products include dimensional lumber, rough sawn lumber, veneer, flooring, paneling, and finished wood household and office products and accessories.

Employees

         We currently have 28 employees. The employees include three executive officers, 23 persons in milling operations and one in sales

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Forward Looking Statements

         When used in this Form 10 and in future filings by Enviro-Recovery with the Securities and Exchange Commission, the words or phrases "will likely result," management expects," or "we expect," "will continue," "is anticipated," "estimated" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speak only as of the date made. These statements are subject to risks and uncertainties, some of which are described below. Actual results may differ materially from historical earnings and those presently anticipated or projected. We have no obligation to publicly release the result of any revisions that may be made to any forward- looking statements to reflect anticipated events or circumstances occurring after the date of such statements.

Selected Financial Data

         Because Enviro-Recovery continues to develop its products and sales efforts and is still in the earlier stages of its development, selected financial data would not be meaningful. Reference is made to the financial statements of Enviro-Recovery included elsewhere in the document. Our fiscal year is the calendar year. In this report are Enviro-Recovery consolidated audited financial statements for the twelve-month periods ending December 31, 1998 and 1999 and reviewed financial statements for the six-month periods ending June 30th 2000.


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Comparison of Fiscal Year 1999 to Fiscal Year 1998

Results of Operations

         Sales in fiscal year 1999 increased 196% to $903,412, compared with sales of $460,424 in fiscal year 1998. The increase in sales resulted from shipments to a new customer who manufactures hardwood picture frames, and from improved retail sales from our mill store. For 1999 Leick Furniture and FETCO were the only two accounts, which individually, were greater than ten percent of revenues.

         The gross loss on fiscal year 1999 sales was $137,727 compared to a gross loss of $214,828 in fiscal year 1998. The decreased loss was a result of an increased revenues from $460,424 in 1998 to $903,412 in 1999. As an early stage company, we have incurred costs associated with the increase of our production capacity. Due to low production relative to the total production capacity, a significant portion of these expenses flowed through cost of revenues as unabsorbed overhead expenses. In addition, a number of one-time costs were incurred in the development and refinement of our finished product manufacturing operations.

         The operating expenses for fiscal year 1999 were $1,814,737 compared to $1,433,209 of operating expenses for 1998. The 27% increase in operating expenses was a result of significantly greater production during 1999 and the introduction of finished product manufacturing during the year.

         The loss from operations in fiscal year 1999 increased 19%, to $1.9 million from the 1998 loss of $1.6 million. As mentioned above the increased loss was a result of increased production of lumber and finished products and the resulting buildup of inventories required to support sales development.

         The net loss in fiscal year 1999 decreased 4%, to $2.3 million from a net loss of $2.4 million in fiscal year 1998. In addition to an increased loss of $299,427 from operations, the net loss reflects an decrease in other expenses to $386,949 in 1999 from $816,833 in 1998. The decrease in other expenses is a result of decreased interest expenses associated with debt incurred to finance inventory increases, and debt associated with equipment purchases including kilns, high speed saw and materials handling equipment which was paid off with stock.

Liquidity and Capital Resources

         The current assets on December 31, 1999 increased 24% to $6,309,744, compared with the assets of $5,072,747 on December 31, 1998. The increase in current assets reflected an increase in end of the year inventories and in receivables. The end of the year cash decreased to $17,374 for 1999 from $201,547 for 1998. The inventory for December 31, 1999 increased to $2,783,549 from $1,678,673 on December 31, 1998. We built inventory during 1999 in order to


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reach minimum quantities of lumber for deliverable sales of 12 species and 3 grades of wood, and of 15 different retail products. The prepaid expenses at the end of fiscal year 1999 decreased to $66,962 from $121,194 at the end fiscal year 1998. The decrease in prepaid expenses reflects advances made to wood suppliers and prepaid interest.

         Net property and equipment increased 10% to $3.2 million on December 31, 1999, from $2.9 million on December 31, 1998. The increase in fixed assets was a result the completion of dry kilns, purchase of finished products manufacturing equipment and materials handling equipment, offset by an increase in related depreciation expense.

         The total assets increased 24%, to $6.3 million on December 31, 1999, from $5.1 million on December 31, 1998. The increase in total assets was a result of increases in the current assets and the net property and equipment described above.

         Current liabilities increased 25%, to $3.5 million on December 31, 1999, from $2.8 million on December 31, 1998. The increase in current liabilities is a result of current maturities of long term notes used to fund the increase in inventories. The current ratio improved from 0.71:1 in 1998 to 0.82:1 in 1999 reflecting the increase in inventories.

         Long term debt, less current maturities, decreased 72%, to $0.8 million on December 31, 1999, from $2.5 million on December 31, 1998. The decrease in long term debt, less current maturities, is a result of the conversion of long term debt to stock.

         In 1999, capital stock and additional paid in capital increased $3.96 million. This increase was the due to private placements of common stock.

         Net cash decreased in 1999 by $184,000 and increased by $15,000 in I998. Inventories increased $1,095,876 and $1,026,000, respectively. The other major use of cash was the purchase of property and equipment of $727,295 in 1999 and $1,667,000 in 1998. These uses of cash were offset by issuance of long-term debt of $788,685 in 1999 and $1.67 million in 1998. Other sources of cash in 1999 and 1998, were the issuance of common stock of $3.96 million and $1.2 million in each year respectively, and proceeds from notes payable of $50,000 and $1.5 million in each year respectively.

         In summary, total liabilities increased 19%, to $6.3 million on December 31, 1999, from $5.3 million on December 31, 1998. Stockholders equity increased to a surplus of $2,019,656 on December 31, 1999 from a deficit of $246,408. The above analysis does not include the tax benefits of a loss carry forward of approximately $6,000,000.


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Comparison of Six Months Ended June 30 2000 to June 30,1999

Operating Results

         In 2000 net revenues decreased from 1999 by $282,000 or 51%. This decrease was predominately due to the loss of a new account, Fetco International, Inc. which manufactures and sells picture frames. Revenues increased for woodcrafting and retail products. Three accounts, Leick Furniture, Timeless Timber of Minnesota, and With the Grain, represented more than forty five percent of our six-month 2000 revenues.

         The cost of revenues increased $49,000 or 28%. This increase reflected the increased production levels of lumber and finished products. We had a negative gross profit for each six- month period reflecting the continuing developmental nature of the company and the unabsorbed overhead due to low production levels relative to total capacity. The gross profit declined from 1999 to 2000 reflecting the loss of the Fetco account.

         Operating expenses for the first six months of 2000 were $900,000 as compared to $800,000 in 1999. The increase in expenses was due to increased side-scanning and other supply exploration costs incurred during 2000 as we sought to increase our sources of supply of recoverable timber. The total operating loss for the first six months reflected these increased costs.

         Other expenses increased by $52,000 in 2000 reflecting an additional investment in our Brazilian ventures. Interest expense for the first six months of 2000 was $184,000 compared to $157,000 in 1999. The increase of $27,000 resulted from added debt to finance for new manufacturing equipment offset by the reduction of interest expense on debt that was converted to common stock.

         We continue to elect not to recognize the tax loss carry forward as a deferred asset. As of June 30, 2000 we have an aggregate $7.5 million tax loss carry forward.

Liquidity and Capital Resources

         In 2000 our operating activities used $1.7 million compared to $1.1 million in 1999. This reflects a net increase in inventory of $1,061,000 during the first six months of 2000. Also in the first nine months of 2000 our accounts payable decreased $211,000.

         During the first six months of 2000, we financed a portion of our cash needs with the sale of common stock for $2,600,000 in private placements. This capital was used in part to finance mill equipment additions and the balance was used to fund our operations. In 1999 we retired an aggregate of $100,000 in long-term debt. Approximately $900,000 in current notes payable was converted into common stock.


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         Total stockholders equity increased to $2.9 million on June 30, 2000 from $2 million on December 31, 1999.

         Because our business continues to be in the developmental stage and our expenses exceed our limited revenue from operations, we will continue to require substantial amounts of additional debt and equity capital to continue to operate. We have no assured sources of capital at this time. To the extent we are unable to obtain needed capital, we may have to limit our operations or curtail our business. If we sell debt securities or borrow funds, the interest charges may have an adverse impact on working capital and operations. If we sell additional equity capital, current investors will experience dilution, possibly at significant levels.

Other Events

         On June 16, 2000, we entered into a joint venture agreement with Eco-Wood Ltd., which is licensed by IBAMA and the State of Para to recover logs from the Amazon River system in the State of Para, Brazil. The IBAMA registered project for recovering lost submerged wood from the Amazon River System, originally submitted by Fund Amazon, a non-profit company with a mission to save the rainforest, was approved by IBAMA. As required by IBAMA, EcoWood obtained the approval of Fund Amazon prior granting the recovery license to Eco-Wood, Ltd. In consideration for the recovery rights, Eco-Wood shareholders will receive a total of 3 million shares of common stock and the option to purchase
2.4 million shares of common stock contingent upon future performance of Eco-Wood stockholders in acquiring new reserves. In addition, Eco-Wood will receive a 2 percent commission on Eco-Wood sales. Under the joint venture agreement, Enviro-Recovery, Inc. retains the profits of the Eco-Wood operation and is responsible for providing management services to Eco-Wood. Eco-Wood is currently evaluating the log supply in the Amazon River Basin in preparation for the development of recovery operations in suitable areas.

ITEM 3. DESCRIPTION OF PROPERTY

See Section 1, Item 1, Facilities, for a description of our property.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT

         The following table sets forth information with respect to the beneficial ownership of shares of the common stock by (1) each person known to be the owner of more than 5% of the outstanding shares of common stock, (2) each director and (3) all executive officers and directors as a group. The information is as of June 30, 2000, and it is based on information obtained from each of the below named persons including officers and directors as of October 30, 2000. On June 30, 2000 there were 94,966,803 shares of common stock outstanding.


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                               Number of Shares of            Percent of
                                 Common Stock                 Ownership
                                 Beneficially**            of Common Stock
Name of Beneficial Owner            Owned                    Outstanding
------------------------      ---------------------        ----------------
Bruce Nesmith                           0 (1)                        0%

Steven Schock                    6,100,000(2)                      6.1%

Gregory Grambow                             0                        0%

Robert Obernesser                      30,000                         *

Neal Katz                             244,000                         *

David Neitzke                    2,200,000(3)                      2.3%

Jeff Schwartz                      161,893(4)                         *

Rick & Kathi Luytjes             9,200,000(5)                      9.4%

Thomas Evinrude                 10,626,531(6)                     10.7%

Directors and officers
  as a group (5 persons)         8,735,893(7)                      8.5%

*        Less than 1%.

** Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock issuable upon the exercise of options or warrants currently exercisable, or exercisable or convertible within 60 days, are deemed outstanding for computing the percentage ownership of the person holding such options or warrants but are not deemed outstanding for computing the percentage ownership of any other person.

(1) Excludes options to purchase 3,000,000 shares of common stock not currently exercisable.

(2) Includes options to purchase 5,000,000 shares of common stock currently exercisable.

(3) Includes options to purchase 2,200,000 shares of common stock currently exercisable. Excludes options to purchase 300,000 shares of common stock not currently exercisable.

(4) Includes options to purchase 35,000 shares of common stock currently exercisable. Started as Director and CFO in October 2000. Beneficial ownership calculations are based on holdings as of June 30, 2000.


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(5)  Includes warrants to purchase 1,000,000 shares of common stock currently exercisable and options to purchase 1,600,000 shares of common stock currently exercisable.

(6) Includes 5,250,000 shares in the Thomas Armitage Evinrud Irrevocable Trust of 1998, Henry J. Loos Trustee, which trust is for the benefit of Mr. Evinrude. Includes 580,671 shares of common stock owned directly by Mr. Evinrude. Includes 4,795,860 shares of the common stock which may be issued upon conversion of an aggregate of $1,395,590 of debt and $43,168 of interest at the rate of $.30 per share of common stock.

(7)  See notes 1 through 4 above


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

As of October 30, 2000 Our directors and officers are set forth in the table below.

                                               Director
Name                          Age              Since              Position
-----                         ----             ------             ---------

Bruce Nesmith                 52                 --               CEO, President
Steven Schock                 43               1998               Director
David Neitzke                 45               1998               Director
Greg Grambow                  52               1999               Director
Neal Katz                     54               2000               Director
Robert Obernesser             63               2000               Director
Jeffery Schwartz              32               2000               CFO, Director

         Mr. Bruce Nesmith has over 25 years experience in the hardwood lumber industry. He has been the President and CEO of the company since June 1, 2000. He has been involved in startup, expansion and turnaround situations as General Manager and as Executive Vice President for several hardwood lumber products manufacturers. He was the General Manager of Buchanan Hardwood Flooring from January 1, 1997 through March 31, 2000. He was Executive Vice President of Anderson Tully Company, the largest privately owned hardwood lumber producer in the US, from June 1, 1990 through September 1, 1996, and Vice President and General Manager of two of the premier independent strip flooring manufacturers in the US for a number of years. He has extensive experience in hardwood lumber, dimension, flooring, and molding. He has been responsible for product development and marketing for a number of different wood products. Mr. Nesmith attended Louisiana Tech and Middle Tennessee State University.

         Dr. Steven Schock was the president and chief executive officer from May 1998 to September 1999 when he resigned as president and chief executive officer. Dr. Schock has been a director since May 1998. Prior to becoming president and CEO of the company, Dr. Schock was an Associate Professor in the Department of Ocean Engineering at Florida Atlantic University where he conducted research in remote sensing of the seabed and the development of acoustic imaging sonar. Since resigning as CEO, Dr. Schock resumed his position at Florida Atlantic University as Associate Professor of Ocean Engineering. In 1989 Dr. Schock started a high technology company, Precision Signal, Inc., which was sold in 1996 to a large marine instrumentation company. Dr. Schock is a graduate of the US Naval Academy and served as an officer and engineer on a nuclear submarine. Dr. Schock holds a Doctorate from the University of Rhode Island in Ocean Engineering.

         Mr. David Neitzke has been the vice president and treasurer and a director of the company since 1998 and the chief operations officer of Superior Water Logged Lumber Company since 1989. Mr. Neitzke has been actively engaged in the hardwood lumber business since 1984. From 1984 to 1986 Mr. Neitzke worked for Red Hawk Lumber, Inc., a custom lumber mill. He formed River Valley Forrest, Inc. and River Valley Logging, Inc. in 1986, companies that specialized in sawing veneer and high grade logs, which he operated from founding until 1990. From 1990 to 1991, Mr. Neitzke worked for the City of Mondovi, Wisconsin to establish a large-scale sawmill and dimension mill as part of the overall economic development plan for the city.

         Mr. Greg Grambow was the President and Chief Operating Officer of the Company from September 1999 to January 2000. Mr. Grambow is a director. Mr. Grambow's employment and directorship are the subject of termination negotiations. Mr. Grambow was the President of Barrington Company, a business and financial consulting firm, from 1994 until September 1999. Before his employment with Barrington, he was the President of Smileage Dental Services, Inc., a staff model independent practitioners association and dental health maintenance organization.

         Mr. Neal Katz has been an independent consultant since 1992. He specializes in strategic planning and organizational systems. He has been helping to develop business organizations and working with key executives in a number of major industries for the past 20 years. He is currently affiliated with IDX Corporation, and he is a professor at Brandis University.

         Mr. Robert Obernesser was the President and CEO of the company from April through May 2000. He has been involved in startup, expansion, and turnaround situations as Vice President, Executive Vice President, President and Division Manager for retailers such as Montgomery Ward, Cloth World Stores, Foliage Plus Companies, Ames Department Stores, and Courtesy Home Centers. In these positions, he has been responsible for the development and opening of 100 new stores and the repositioning of several hundred more. From June 1993 through October 1995, he was General Manager and COO of Courtesy Home Centers-Chicago. He was a partner with McMillian Doolittle-Retail Consultants from November 1995 to April 2000. He is a graduate of Loras College with a BA in Economics and is currently serving on the Loras College National Alumni Board.

         Mr. Jeffery Schwartz became a director of the company in 2000. Mr. Schwartz is Chief Financial Officer of the company. He was Vice President of the Lionheart Group and was a founder of and is currently Chairman of Rainmaker Capital, Inc. of New York City. He is a shareholder in the company. Mr. Schwartz received his BA from the University of Richmond and an MBA from the New York University Stern School of Business in finance and accounting.

Board Meetings and Committees

         During the fiscal year ended December 31, 1999, the board of directors met on ten occasions and took written action on ten occasions. For the last seven meetings of 1999, all directors attended the meetings and the written actions were by unanimous consent. One former director did not attend the first three meetings of 1999; however, actions were approved unanimously by directors attending those meetings. The board of directors has established no committees. Directors serve for a term of one year after election or until their earlier resignation or their successor is elected or appointed and qualified.

ITEM 6. EXECUTIVE COMPENSATION

Executive Compensation

         The tables below summarize the compensation of each executive officer of Enviro- Recovery at the end of 1999 fiscal year for all his services to us and our subsidiaries:

                                          SUMMARY COMPENSATION TABLE


  Name and Principal                                         Long Term
       Position       Fiscal Year   Annual Compensation     Compensation
--------------------- -----------  ---------------------   ---------------
                                                           Options Granted

Gregory Grambow  *        1999          $34,415                   0
President and CEO
Director (1)

David Neitzke,            1999          $68,000               2,000,000
Vice President and
Director


(1) Mr. Grambow was employed as the president and chief executive officer from September 1999 to early January 2000 when his employment was terminated. Mr. Grambow was paid $27,692 as compensation in fiscal year 2000 and a termination amount as specified in his employment agreement. Mr. Grambow was employed under a written employment agreement providing for annual compensation of $120,000 and an option which expired when his employment was terminated. From January through April 2000, Mr. Jeffrey Wierichs served as the acting chief executive officer. Mr. Robert Obernesser served as President and CEO from April through May 2000. Mr. Nesmith assumed the offices of president and chief executive officer in June 2000.

                   AGGREGATE FISCAL YEAR-END OPTION/SAR VALUES
-------------------------------------------------------------------------------
                       Number of Unexercised         Value of Unexercised
                           Option/SARs at            in-the-money Options/SARs
     Name                  Fiscal Year End (#)          at Fiscal Year End
---------------- ------------------------------    ----------------------------
                 Exercisable     Unexercisable     Exercisable   Unexercisable
                 -----------     -------------     -----------   -------------

David Neitzke     2,100,000         400,000          $230,000         $0

         Options for Mr. Grambow are not included in this table because his options expired upon termination of employment in January 2000.

         The value of in-the-money options/SARs in the above table is based on the share price of $0.215, the bid price at the market closing on December 31, 1999.

Remuneration of the Board of Directors

         A director who is an employee does not receive any compensation as a director. There is no plan in place for compensation of persons who are directors who are not employees of the Company.

Key-man Life Insurance

         We do not own life insurance covering the death of any officer, director or other key employee.

1998 Performance Equity Plan

         In 1998, we adopted the 1998 Performance Equity Plan covering 12,000,000 shares of common stock. The stockholders of Enviro-Recovery approved the plan on March 20, 1999. Under the plan, we may issue awards to our directors, officers, employees and consultants. The awards include stock options, restricted stock, deferred stock, stock appreciation rights, reload options and other stock based awards. The plan will terminate when there are no more shares of common stock available for issuance or on June 5, 2008. The board of directors or a committee of the board of directors administers the plan. These bodies have the authority to determine the terms of any specific award, in compliance with the general terms of the plan. Currently, there are 6,010,000 shares of common stock reserved for outstanding awards under the plan.

Other Stock Options, Warrants and Convertible Securities

         In addition to the outstanding awards under the 1998 Performance Equity Plan, Enviro- Recovery has issued rights to acquire up to 39,619,000 shares of common stock as of June 30, 2000. The rights have been issued as stock options and warrants and convertible debt. The terms of these rights vary as to exercise price and the term during which they may be exercised.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         None

ITEM 8. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

         The authorized capital stock consists of 250,000,000 shares of capital stock of which 248,000,000 are designated as shares are common stock, $0.0001 par value and 2,000,000 are designated as shares of preferred stock, $0.001 par value. As of June 30,2000 there were 94,966,803 shares of common stock issued and outstanding. No preferred stock is outstanding.

Common Stock

         The holders of common stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. In addition, the holders are entitled to receive ratably dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. In the event of our dissolution, liquidation or winding-up, the holders of common stock are entitled to share ratably in all assets remaining after payment of all our liabilities and subject to the prior distribution rights of any preferred stock that may be outstanding at that time. The holders of common stock do not have cumulative voting rights or preemptive or other rights to acquire or subscribe for additional, un-issued or treasury shares, which means that the holders of more than 50% of such outstanding shares, voting at an election of directors can elect all the directors on the board of directors if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of the directors. All outstanding shares of common stock are, and when issued, the shares of common stock offered hereby, are fully paid and non- assessable.

Preferred Stock

         The board of directors has the ability to issue preferred stock and establish the rights of any preferred stock being issued at the time of issuance without any shareholder approval. The preferred stock may be issued in one or more classes or series and may have various rights established, such as rights to dividends, liquidation preferences, and voting. These rights may be subordinate or superior to the rights of the holders of the common stock and other classes of securities outstanding.

Stock Transfer Agent

         The stock transfer agent for the common stock is Madison Stock Transfer, Inc., P.O. Box 290-145, Brooklyn, New York.

                                     PART II

ITEM 1. MARKET PRICE OF, AND DIVIDENDS ON THE REGISTRANT'S COMMON
EQUITY AND OTHER STOCKHOLDER MATTERS

Market Information

         Our common stock was traded on the OTC Bulletin Board until November 18, 1999 and is currently traded on the "pink sheets" under the symbol EVRE. Our common stock is only traded on a limited or sporadic basis and this should not be deemed to constitute an established public trading market. There is no assurance that the common stock will be actively traded in the future. Therefore, there can be no assurance that there will be liquidity in the common stock.

         Below is a table indicating the range of high and low bid information for the common stock for each full quarterly period within the three most recent fiscal years and for the first three quarters of 2000. This information has been obtained from the National Quotation Bureau, LLC.

Quarterly Period                          High                      Low
----------------                          ----                      ---

Fiscal Year 1998
         Jan. 1 - Mar. 31                $1.3125                   $0.3125
         Apr. 1 - Jun. 30                $1.00                     $0.50
         Jul.  1 - Sep. 30               $0.60                     $0.20
         Oct.  1 - Dec. 31               $0.70                     $0.16

Fiscal Year 1999
         Jan. 1 - Mar. 31                $0.70                     $0.29
         Apr. 1 - Jun. 30                $0.35                     $0.15625
         Jul.  1 - Sep. 30               $0.25                     $0.17
         Oct. 1 - Dec. 31                $0.24                     $0.09

Fiscal Year 2000
         Jan. 1 - Mar. 31                $1.55                     $ .16
         Apr. 1 - Jun. 30                $0.44                     $0.0375
         Jul.  1 - Sep. 30               $0.31                     $0.1010

Holders

         As of June 30, 2000, there were 625 holders of record of the common stock.

Dividend Policy

         We have never declared or paid cash dividends on the common stock. We anticipate that all future earnings will be retained for working capital and business expansion. The payment of any future dividends will be at the sole discretion of the board of directors and will depend upon, among other things, future earnings, capital requirements, our financial condition and general business conditions. Therefore, there can be no assurance that any dividends on the common stock will be paid in the future.

ITEM 2. LEGAL PROCEEDINGS

         On June 29, 2000, Superior Water - Logged Lumber Co., Inc. filed a law suit against Michael Austin and Subsea Contractors, Inc. in the State of Wisconsin, Circuit Court, Ashland County (Case No. 00-cv-055). Superior has claimed breach of contract and breach of exclusive supply provisions, and demand for return of principal and payment of interest on a loan by Superior to the defendants which is in default. Superior is also asking for an injunction to prevent the defendants from continuing to use for their benefit trade secrets of Superior they learned during their consultancy to Superior and for an order to return to Superior proprietary information and property. The plaintiffs answered the complaint on August 14, 2000 and filed certain counterclaims. No substantive action has been taken in the resolution of the claims or injunctive relief sought. Superior intends to pursue the claim vigorously and obtain the relief sought.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
ACCOUNTING AND FINANCIAL DISCLOSURE

         (a)      Previous independent accountants

                  (i) On June 13, 2000, we dismissed Schenck & Associates SC as our independent accountants because on July 29, 1999 they acquired another accounting firm which had been doing our payroll which caused them to be disqualified in providing SEC audit services to us.

                  (ii) The report dated November 1, 1999 of Schenck & Associates SC on the consolidated financial statements contained a disclaimer of opinion because the scope of the work relating to a taking of the physical inventory at December 31, 1997 was not sufficient to enable them to express an opinion on the financial statements for December 31, 1997, accordingly, they could not express an opinion on the statements of income, retired earnings and cash flows for the year ended December 31, 1998.

                  (iii) The Registrant's Board of Directors participated in and approved the decision to change independent accountants on June 13, 2000.

                  (iv) The connection with its audits through June 13, 2000, there have been no disagreements with Schenck & Associates SC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Schenck & Associates SC would have caused them to make reference thereto in their report on the consolidated financial statements for such years.

                  (v) Through June 13, 2000, there have been no reportable events (as defined in Regulation S-K Item 304(a)(1)(v)).

                  (vi) The Registrant has requested that Schenck & Associates SC furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated November 7, 2000 is filed as Exhibit 16.1 to this Form 10-SB.

         (b)      New Independent Accountants

                  The Registrant engaged Virchow, Krause & Company, LLP as its new independent accountants as of June 13, 2000. Prior to their engagement, we did not consult with Virchow, Krause & Company, LLP regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and no written report or oral advice was provided to us by concluding there was an important factor to be considered by us in reaching a decision as to an accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304(a)(1)(iv) of Regulation S-K, or a reportable event, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

Issuances in connection with 1997 merger

         On June 2, 1997, Enviro-Recovery effected a merger with a Resource Recovery, Inc. In the merger, Enviro-Recovery issued an aggregate of 15,435,369 shares-of common stock pursuant to Rule 504 of Regulation D, under the Securities Act.

         On December 16, 1997, Enviro-Recovery issued an additional 39,930 shares of common stock to reconcile variances in the shareholders list dated June 2, 1997 in connection with the merger of Resource Recovery, Inc. and Enviro-Recovery and an amended shareholders list. The shares of common stock were issued pursuant to Rule 504 of Regulation D, under the Securities Act.

         On February 29, 1999, March 10, 1 999 and May 28, 1999, Enviro-Recovery issued an additional 121,000 shares of common stock to settle additional reconciliations of the June 2, 1997 shareholders list of Resource Recovery, Inc. and further amended shareholder lists. The shares of common stock were issued pursuant to Rule 504 of Regulation D, under the Securities Act.

Settlement of outstanding consulting and service obligations and year-end bonus

         On December 16, 1997 and January 27, 1998, Enviro-Recovery issued an aggregate of 1,243,500 shares of common stock to settle amounts owed to various former employees and consultants for services rendered and as bonus shares to the then employees. The shares were issued pursuant to Section 4(2) of the Securities Act. Each of the investors represented that they were buying for investment purposes and received certificates with legends against their transfer unless in compliance with the securities laws of the United States and relevant state jurisdictions.

Private placements of common stock

         Enviro-Recovery sold the below listed amounts of common stock at the specified aggregate dollar amounts in private offerings to investors pursuant to
Section 4(2) of the Securities Act. Each of the investors represented that they were sophisticated investors with substantial net worth and buying for investment purposes and received certificates with legends against transfer unless in compliance with the laws of the United States and relevant state jurisdiction.

(A) On June 4, 1998, Enviro-Recovery sold an aggregate of 9,605,000 shares of common stock to ten persons for an aggregate consideration of $960,000 pursuant to conversion of outstanding loans and the sale of stock.

(B) On July 21, 1998, Enviro-Recovery issued an aggregate of 30,000 shares of common stock in settlement of a claim of payment for services previously rendered by legal counsel.

(C) On June 30, 1998, Enviro-Recovery issued 666,667 shares of common stock for the conversion of an outstanding loan from an individual in the amount of $100,000.

(D) On dates in October and November 1998, Enviro-Recovery issued an aggregate of 1,587,000 shares of common stock to an individual for an aggregate consideration of $158,000.

(E) On dates in November and December 1998 and January 1999, Enviro-Recovery issued an aggregate of 10,835,000 shares of common stock to sixteen persons for an aggregate consideration of $1,083,000.

(F) On February 23, 1999, Enviro-Recovery issued 5,000 shares of common stock in exchange for consulting services.

(G) On March 1, 1999 and March 26, 1999, Enviro-Recovery issued an aggregate of 5,000,000 shares of common stock to six persons for an aggregate consideration of $500,000.

(H) On March 29, 1999, Enviro-Recovery issued an aggregate of 5,000,000 shares of common stock to eleven persons for an aggregate consideration of $500,000.

(I) On May 10, 1999, May 12,1999 and May 28, l999, Enviro-Recovery issued an aggregate of 4,442,050 shares of common stock to four persons, each of which was a stockholder and one of which was a director of the company, upon conversion of outstanding loans aggregating $444,205.

(J) On May 28, 1999, Enviro-Recovery issued an aggregate of 265,395 shares of common stock to two persons in settlement for the claim of outstanding amounts due for consulting services rendered in 1997.

(K) On February 24, 2000, Enviro-Recovery issued an aggregate of 20,000 shares of common stock to one person in settlement for the claim of outstanding amounts due for consulting services rendered in 1997.

(L) On October 6, 1999 and October 8, 1999, Enviro-Recovery issued an aggregate of 7,100,000 shares of common stock to nine persons, each of which is a shareholder of the company, for an aggregate consideration of $725,000.

(M) On February 24, 2000, Enviro-Recovery issued an aggregate of 100,000 shares of common stock to one person in settlement for the claim of outstanding amounts due for consulting services rendered in 1998 and 1999.

(N) On March 9, 2000, Enviro-Recovery issued an aggregate of 268,233 shares of common stock to two persons executing the cashless exercise of 500,000 warrants.

(O) On April 5, 2000, Enviro-Recovery issued an aggregate of 22,769,800 shares of common stock to twenty-six persons for an aggregate consideration of $2,631,700.

(P) On October 23, 2000, Enviro-Recovery issued an aggregate of 6,050,000 shares of common stock to 10 persons, all of whom were accredited investors, for an aggregate consideration of $605,000.

The following is a list of sales of common stock of Enviro-Recovery to persons on the specified dates of the listed amounts pursuant to Rule 504, under Regulation D of the Securities Act.

                    Per Share            Number              Aggregate
Date                Amount             of Shares           Consideration
--------            ---------          ---------           --------------

09/28/98            $.210                25,000                 $ 5,250
09/30/98            $.213                15,000                 $ 3,188
10/03/98            $ .22                 9,091                 $ 2,000
10/09/98            $.144                13,841                 $ 2,000
10/09/98            $.144                13,841                 $ 2,000
10/14/98            $ .16                12,500                 $ 2,000
10/16/98            $ .17                58,824                 $10,000
10/16/98            $.145                15,000                 $ 2,168
10/19/98            $.160                30,000                 $ 4,800

                    Per Share            Number              Aggregate
Date                Amount             of Shares           Consideration
--------            ---------          ---------           --------------

10/23/98            $.150                33,333               $  5,000
10/27/98            $.170                58,824               $ 10,000
11/03/98            $.170                14,706               $  2,500
11/03/98            $.136                 3,676               $    500
11/03/98            $.170                 7,647               $  3,000
11/04/98            $.170                39,000               $  6,630
11/09/98            $.189                52,824               $ 10,000
11/11/98            $.170                17,647               $  3,000
11/23/98            $.187                53,476               $ 10,000
12/08/98            $.20                 15,000               $  3,000
12/18/98            $.10                100,000               $ 10,000
12/22/98            $.18                 61,920               $ 10,000
12/22/98            $.16                 80,495               $ 13,000
12/22/98            $.18                  1,920               $ 10,000
12/24/98            $.16                 18,576               $  3,000
12/28/98            $.17                 29,412               $  5,000
12/29/98            $.10                150,000               $ 15,000
12/31/98            $.33                122,699               $ 40,000
01/06/99            $.28                 20,000               $  5,610
01/08/99            $.10                150,000               $ 15,000
01/08/99            $.10                 50,000               $  5,000
01/14/99            $.35                 22,857               $  8,000
01/15/99            $.35                 28,571               $ 10,000
01/19/99            $.35                 78,500               $ 27,475
01/21/99            $.30                 40,000               $ 12,000
01/21/99            $.30                124,720               $ 37,416
01/21/99            $.23              1,304,348               $300,000
01/22/99            $.35                 14,285               $  5,000
01/31/99            $.17                 88,235               $ 15,000
04/06/99            $.28                272,532               $ 76,308
04/06/99            $.28                290,468               $ 81,000
07/17/99            $.16                813,325               $130,132
07/17/99            $.16                500,000               $ 80,000

Use of Proceeds

         All the proceeds of the above offerings, unless otherwise indicated, were used for general working capital purposes.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Texas Business Corporation Act permits Texas corporations such as ours to include in the articles of incorporation a provision eliminating or limiting directors' exposure to liability for monetary damages for breaches of their duty of care as directors, if the director acted in good faith and with ordinary care. The act does not eliminate the directors' liability for monetary damages for acts or omissions not in good faith or involving the intentional violations of law, the improper purchase or redemption of stock, payment of improper dividends or any transaction from which the director received an improper personal benefit.

         The act also permits Texas corporations to include in the articles of incorporation a provision to indemnify any and all persons it has the power to indemnify. The act provides that a Texas corporation may indemnify a person who was, is or is threatened to be made a named party in a proceeding because the person is or was acting on behalf of the corporation. The indemnification by the corporation may be made if it is determined that the person conducted himself in good faith, reasonably believed that the conduct was in the corporation's best interests if the indemnitee is a director, or was at least not opposed to the corporations' best interests if the person was someone other than a director. Directors may not be indemnified if the person improperly benefitted personally or the person is found liable to the corporation. The indemnification may be in respect of judgments, penalties, fines, settlements and reasonable expenses actually incurred.

         We have implemented the above-described provisions in our articles of incorporation. In addition, our by-laws provide for similar provisions. We do not have separate agreements of indemnification or advancement of expenses. We have obtained directors and officers insurance.

Indemnification

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against liabilities, other than the payment by us of expenses incurred by a director, officer or controlling person in successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being offered or sold, we will, unless in the opinion of its counsel that the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the federal securities laws, and will be governed by the final adjudication of such case.

PART F/S

         Our financial statements are included in this report beginning on page F-1, immediately following in this section.

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

                           December 31, 1999 and 1998

                               Table of Contents
                                                                          Page

Independend Auditors' Report                                         F-2 - F-3

     Consolidated Balance Sheet                                      F-4 to F-5

     Consolidated Statements of Operations                              F-6

     Consolidated Statements of Stockholders' Equity (Deficit)       F-7 - F-8

     Consolidated Statements of Cash Flows                           F-9 to F-10

     Notes to Consolidated Financial Statements                     F-11 to F-23

                          Independent Auditors' Report

Board of Directors and Stockholders
Enviro-Recovery, Inc. and Subsidiaries
Ashland, Wisconsin

We have audited the accompanying consolidated balance sheet of Enviro-Recovery, Inc. (a Texas Corporation) and subsidiaries as of December 31, 1999, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated statements of operations, stockholders equity (deficit) and cash flows of Enviro-Recovery, Inc. for the year ended December 31, 1998, were audited by other auditors whose report dated November 1, 1999, did not express an opinion on these statements for the reason described in the third paragraph.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the 1999 consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Because the prior auditors were not engaged as auditors until after December 31, 1998, they were not present to observe the physical inventories at December 31, 1997 (stated at $652,931), and were unable to satisfy themselves concerning inventory quantities on hand at those dates by other auditing procedures. Accordingly, the scope of their work was not sufficient to enable them to express, and they did not express an opinion on the consolidated statements of operations, stockholders' equity (deficit) and cash flows for the year ended December 31, 1998.

In our opinion, the 1999 consolidated financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Enviro-Recovery, Inc. and subsidiaries as of December 31, 1999, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Enviro-Recovery, Inc. and Subsidiaries
Independent Auditors' Report
Page 2


The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company's significant operating losses and negative cash flow from operations raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Virchow, Krause & Company LLP

Green Bay, Wisconsin
August 4, 2000

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES


                           Consolidated Balance Sheet
                                December 31, 1999
_______________________________________________________________________________

ASSETS

Current assets
     Cash                                                             $   17,374
     Receivables:
         Trade                                                            66,256
         Other                                                             4,282
     Inventories                                                       1,280,430
     Prepaid expenses                                                     66,962
                                                                      ----------

Total current assets                                                  $1,435,304

Property and equipment
     Land and improvements                                                25,336
     Buildings and improvements                                          940,315
     Equipment                                                         2,824,476
     Vehicles                                                            143,627
     Office equipment                                                     39,863
                                                                      ----------
                                                                       3,973,617
         Less accumulated depreciation                                   805,965
                                                                      ----------

Net property and equipment                                             3,167,652

Other assets
     Inventories in excess of amounts
         expected to be sold currently                                 1,503,119
     Other                                                               203,669
                                                                      ----------

Total other assets                                                     1,706,788
                                                                      ----------

Total assets                                                          $6,309,744
                                                                      ==========

See notes to consolidated financial statements.
                                     F-4

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES


                           Consolidated Balance Sheet
                                December 31, 1999
_______________________________________________________________________________

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
     Current maturities of notes payable to stockholders            $ 2,503,391
     Current maturities of notes payable                                210,998
     Trade accounts payable                                             445,807
     Customer deposits                                                   75,007
     Other liabilities                                                  253,093
                                                                    -----------

Total current liabilities                                           $ 3,488,296

Long-term liabilities
     Notes payable to stockholders                                       90,000
     Notes payable                                                      711,792
                                                                    -----------

Total long-term liabilities                                             801,792
                                                                    -----------

Total liabilities                                                     4,290,088

Stockholders' equity Common stock, $.0001 par value:
         Authorized - 250,000,000 shares
         Issued - 71,081,770 shares                                       7,108
     Common stock, subscribed                                           645,000
     Additional paid-in capital                                       7,736,288
     Accumulated deficit                                             (6,368,740)
                                                                    -----------

Total stockholders' equity                                            2,019,656
                                                                    -----------


Total liabilities and stockholders' equity                          $ 6,309,744
                                                                    ===========


See notes to consolidated financial statements.
                                       F-5

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES


                      Consolidated Statements of Operations
                      Year Ended December 31, 1999 and 1998
_______________________________________________________________________________

                                                             1999          1998
                                                             ----          ----
Revenue                                               $   903,412   $   460,424

Cost of revenue                                         1,036,139       675,252
                                                      -----------   -----------

Gross profit (loss)                                      (132,727)     (214,828)

Operating expenses                                      1,814,737     1,433,209
                                                      -----------   -----------

Loss from operations                                   (1,947,464)   (1,648,037)
                                                      -----------   -----------

Other income (expense):
     Interest expense                                    (400,203)     (620,200)
     Loss on disposal of property and equipment           (13,332)     (213,718)
     Other income                                          26,586        17,085
                                                      -----------   -----------

Other expense - net                                      (386,949)     (816,833)
                                                      -----------   -----------

Loss before income taxes                               (2,334,413)   (2,464,870)

Income tax credit                                            --            --
                                                      -----------   -----------

Net loss                                              $(2,334,413)  $(2,464,870)
                                                      ===========   ===========

Basic and diluted loss per share                      $      (.04)  $      (.09)
                                                      ===========   ===========


See notes to consolidated financial statements.
                                      F-6

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

            Consolidated Statements of Stockholders' Equity (Deficit)
                     Years Ended December 31, 1999 and 1998

_______________________________________________________________________________


Common Stock
-----------------
                                    Shares     Shares        Stock    Subscribed
                                    Issued    Subscribed     Amount     Amount
                                  ----------  ----------  ----------  ----------
Balances, December 31, 1997       20,454,944        --    $    2,046  $     --

Stock issued                      13,889,692        --         1,389        --

Net loss                                --          --          --          --
                                  ----------  ----------  ----------  ----------

Balances, December 31, 1998       34,344,636        --         3,435        --

Stock issued                      36,737,134        --         3,673        --

Stock subscribed                        --     6,450,000        --       645,000

Net loss                                --          --          --          --
                                  ----------  ----------  ----------  ----------

Balances, December 31, 1999       71,081,770   6,450,000  $    7,108  $  645,000
                                  ==========  ==========  ==========  ==========


See notes to consolidated financial statements.

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

            Consolidated Statements of Stockholders' Equity (Deficit)

_______________________________________________________________________________


                                                   Total
        Additional                             Stockholders'
         Paid-in           Accumulated              Equity
        Capital            Deficit                 (Deficit)
     -------------   -----------------         -----------------


        $2,057,057         $(1,558,111)          $   500,992

         1,717,385                -                1,718,774

              -             (2,476,216)           (2,476,216)
   ---------------          ----------            ----------

         3,774,442          (4,034,327)             (256,450)

         3,961,846               -                 3,965,519

              -                   -                  645,000

              -             (2,334,413)           (2,334,413)
   ---------------          ----------            ----------

        $7,736,288         $(6,368,740)           $2,019,656
        ==========         ===========            ==========

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows
                     Years Ended December 31, 1999 and 1998

_______________________________________________________________________________


                                                              1999           1998
                                                              ----           ----
Cash flows from operating activities
     Net loss                                             $(2,334,413)  $(2,464,870)
     Adjustments to reconcile net loss to net cash
         used for operating activities:
              Depreciation                                    449,920       256,008
              Amortization                                      7,894         3,358
              Loss on disposal of property and equipment       13,332       213,718
              Issuance of common stock for services            27,039        31,540
              Changes in certain assets and liabilities:
                  Receivables                                 (60,231)        1,260
                  Inventories                              (1,104,876)   (1,025,742)
                  Prepaid expenses                             79,486       (72,389)
                  Accounts payable                           (147,406)      265,776
                  Customer deposits                           (78,803)      (10,000)
                  Other liabilities                            75,712       107,927
                                                          -----------   -----------

Net cash used for operating activities                     (3,072,346)   (2,693,414)
                                                          -----------   -----------

Cash flows from investing activities
     Purchase of property and equipment                      (788,695)   (1,667,014)
     Proceeds from sale of property and equipment              15,000       154,430
     Loans made                                               (33,000)     (174,300)
     Increase in intangible assets                               --            (555)
                                                          -----------   -----------

Net cash used for investing activities                       (806,695)   (1,687,439)
                                                          -----------   -----------

Cash flows from financing activities
     Proceeds from additional long-term debt                     --       1,960,621
     Retirement of long-term debt                             (98,659)     (283,316)
     Proceeds from notes payable                               50,000     1,486,565
     Issuance of common stock                               3,098,527     1,230,671
     Common stock subscribed                                  645,000          --
                                                          -----------   -----------

Net cash provided by financing activities                   3,694,868     4,394,541
                                                          -----------   -----------

See notes to consolidated financial statements.

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

                     Years Ended December 31, 1999 and 1998
_______________________________________________________________________________


                                                            1999           1998
                                                            ----           ----

Net (increase) decrease in cash                        $(184,173)      $  13,688

Cash, beginning                                          201,547         187,859
                                                       ---------       ---------

Cash, ending                                           $  17,374       $ 201,547
                                                       =========       =========


Supplemental cash flow information

     Cash paid for interest                            $ 347,584       $ 523,558

     Noncash financing activities

         Loans from stockholders in the amount of $839,953 and $456,563 were converted into common stock during 1999 and 1998, respectively.

         During 1999 and 1998, the Company issued common stock in exchange for services. Shares issued during 1999 and 1998 were 268,395 and 315,395, respectively. The value of the shares issued was $27,039 and $31,540, respectively.

See notes to consolidated financial statements.

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
_______________________________________________________________________________


Note 1.   Company's activities and significant accounting policies

          Company's activities - The Company is engaged primarily in the production of lumber and wood products from old growth forest timber recovered from the bottom of the lakes and rivers of North America. Lumber sales are made to customers located mainly in the upper Midwestern region of the United States.

          Principles of consolidation - The consolidated financial statements include the accounts of the Company and all majority owned subsidiaries. Those subsidiaries include:

                                                            Ownership
                                                             Interest
                                                            ---------
            Resource Recovery, Inc.                             100%
            Superior Water Logged Lumber Company, Inc.          100%
            Resource Recovery of Wisconsin, Inc.                100%
            Viking Marine, Inc.                                  75%

          All significant intercompany balances and transactions have been eliminated.

          Revenue recognition - The Company recognizes revenue from production of lumber upon delivery to the customer.

          Use of estimates in preparation of financial statements - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from the estimates that were used.

          Inventories - Inventories are stated at the lower of cost or market. The cost of inventory is determined on the first-in, first-out (FIFO) method.

          Property, equipment and depreciation - Property and equipment are stated at cost. Depreciation for financial reporting purposes is provided over the estimated useful lives of the respective assets using the straight-line and accelerated methods.

          Earnings (loss) per share - Earnings (loss) per share is calculated based on net income (loss) and weighted average number of shares outstanding during the period. For all periods the computation of diluted earnings (loss) per share was antidilutive, therefore, the amounts reported for basic and diluted earnings (loss) per share were the same.

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
_______________________________________________________________________________


Note 1.   Company's activities and significant accounting policies (continued)

          Income taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of inventories for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income.

          Stock-based compensation - The Company accounts for employee stock options in accordance with Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees." Under APB 25, the Company recognizes no compensation expense related to employee stock options, as no options are granted at a price below the market price on the day of grant.

          In 1996, FAS No. 123, "Accounting for Stock-Based Compensation," became effective for the Company. FAS 123, which prescribes the recognition of compensation expense based on the fair value of options on the grant date, allows companies to continue applying APB 25 if certain pro forma disclosures are made assuming hypothetical fair value method application. See Note 10 for pro forma disclosures required by FAS 123 plus additional information on the Company's stock option plans.

          Reclassifications - Certain accounts in the prior year financial statements have been reclassified for comparative purposes to conform with the presentation in the current year financial statements.


Note 2.   Going concern

          The 1999 financial statements have been prepared on the going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The application of the going concern concept is dependent on the Company's ability to generate future profitable operations and to receive continued financial support from its stockholders and other investors. Through December 31, 1999, the Company has suffered recurring losses and negative cash flow from operations, conditions that raise substantial doubt about the Company's ability to continue as a going concern. Management is of the opinion that sufficient working capital will be obtained from external financing to meet the Company's liabilities and commitments as they become payable.

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
________________________________________________________________________________


Note 3.   Fair value of financial instruments

          Cash, accounts receivable, accounts payable and accrued liabilities are reflected in the financial statements at fair value because of the short-term maturity of these instruments. The carrying amount of long-term debt approximates fair value because these financial instruments bear interest at rates which approximate current market rates for notes with similar maturities and credit quality.


Note 4.   Inventories

          Inventories at December 31, 1999 consisted of the following:

                  Raw materials                 $   432,616
                  Retail inventory                   38,431
                  Work in process                   671,745
                  Finished goods                  1,640,757
                                                  ---------

                  Total inventories              $2,783,549
                                                 ==========

Note 5.   Investments in Brazilian operations

          The Company entered into an agreement, dated July 27, 1998 and amended on March 3, 1999 to acquire the holding rights of two Brazilian companies to timber in Lake Tucurui, Brazil. Under the July 27, 1998 agreement the Company paid a total of $149,046. $84,746 was paid for the consideration of obtaining first right of refusal on all wood recovered from Lake Tucurui and the bandmill owned by Know-How Maderias, an operating sawmill. In addition, the Company had funded an additional $64,300 for the purchase of Lamituc Comercial Itda, R.Cortes Real Barros, and Know-How Maderias. Either the Company or the Brazilian parties may terminate the agreement at any time after May 7, 1999. If either party terminates the agreement, the Brazilian parties shall refund the $64,300, associated with the payments to acquire the Brazilian companies. As of June 30, 2000, the Company has not received notice from the Brazilian parties of termination and the Company has not sent notice of termination to the Brazilian parties. The delay in completion of the acquisition of rights was primarily due to delays in the release of the timber contracts to the Brazilian parties by the Brazilian government. The Brazilian parties received the timber contracts in February 2000. The Company is continuing discussions with the Brazilian parties and new funding sources. At December 31, 1999 the payments under these agreements are included in other assets.

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
_______________________________________________________________________________


Note 5.   Investments in Brazilian operations (continued)

          On June 14, 2000, the Company entered into a joint venture with EcoWood, Ltd., providing Enviro-Recovery with the rights to submerged logs in the Amazon River and tributaries in the State of Para. According to EcoWood representations in the joint venture agreement,
          1) there is between 10 and 60 million cubic meters of logs in the areas covered by the recovery licenses based on EcoWood research and
          2) EcoWood has rights to recover the logs from the Amazon River system. Under the joint venture agreement, EcoWood shall recover and process logs exclusively for Enviro-Recovery. Enviro-Recovery will finance log retrieval and milling operations and develop export markets for the environmentally safe wood products. Enviro-Recovery retains the earnings of the joint venture. During 2000, the Company loaned EcoWood, Ltd. $90,000 for business development.


Note 6.   Notes payable to stockholders

          Notes payable to stockholders at December 31, 1999 consisted of the following:

            Note to Jack Lowry, with interest at 2% over prime,
            due April 2000.  The note is secured by real estate.        $300,000

            24% note to First Capital Services, Inc.  The note
            was due April 1999.                                          250,000

            24% note to First Capital Services, Inc.  The note
            was due September 1999.  This note was paid in full
            during March 2000.                                           350,000

            8.50% unsecured note payable to William and Reeva Heide.
            Interest only payments were due during the first year.
            Principal payment of $10,000, plus interest, is payable in in each of the second, third and fourth years, with the
            remaining balance, plus interest, payable in the fifth
            year (May 2001).                                             100,000

            8% unsecured note payable to Jerry and Jane Immel in
            quarterly payments of $1,200 the first year, $1,800 the
            second year, and $2,400 the third year, with a balloon
            payment of $7,993, including interest on October 1, 1999.     10,501

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

_______________________________________________________________________________


Note 6.  Notes payable to stockholders (continued)

         Noninterest bearing note payable to Jeffrey
         Wierichs due on demand.                                 $   50,000

         8% unsecured note to Steven Schock.  The
         note is due December 2000.                                 137,300

         9% note to Thomas Evinrude.  The note is
         due August 2000 and is secured by a first
         priority security interest in specific property
         and a general security interest.                         1,395,590
                                                                  ---------
                                                                  2,593,391
         Less current maturities                                  2,503,391
                                                                  ---------

         Long-term portion                                       $   90,000
                                                                 ==========


Note 7.   Notes payable

          Notes payable at December 31, 1999 consisted of the following:

           15.6% note payable to Edge Tech payable in
           monthly payments of $2,490.  The note was
           due June 1999 and is secured by equipment.              $   8,770

           10.25% note to Northern States Power Company
           payable in monthly payments of  $1,069, including
           interest.  The note is due October 2001 and is
           secured by real estate.                                    30,614

           10% note payable to Northern States Power
           Company in monthly payments of $2,295, including
           interest.  The note is due May 2003 and is secured
           by real estate.                                            97,990

           Note payable at 2% over prime (effectively 10.25%
           at December 31, 1999) to M&I Bank in monthly payments
           of $6,700, including  interest. The note is due
           January 2001 and is secured by a general
           business security agreement.                              239,820

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

_______________________________________________________________________________

Note 7.  Notes payable (continued)

          Note payable at 2.5% over prime (effectively 10.75% at
          December 31, 1999) to M&I Bank in monthly payments of
          $682, including interest. The note is due June 2006
          and is secured by a general business security agreement.    $   42,575

          Advances under a $350,000, 4% note to the Department of
          Development. The note is payable in monthly payments of
          $5,400, including interest to December 2004, at which
          time the remaining balance is due. The note is secured by
          accounts receivable, inventory, intangibles and
          waterway rights.                                               319,902

          Advances under a $100,000, 7.5% note to Northwest WI
          Business Development Co. Monthly principal and interest
          payments of $1,624 are due through February 2004. The
          note is secured by a general business security agreement
          and personal guarantees of Scott Mitchen and Robert
          Holland.                                                        97,299

          Notes payable in monthly payments currently totaling
          $3,913, including interest ranging from 4% to 10.5%,
          due 2000 through 2004. The loans are secured by specific
          equipment at the companies.                                     85,820
                                                                       ---------
                                                                         922,790
          Less current maturities                                        210,998
                                                                         -------

          Long-term portion                                             $711,792
                                                                        ========

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
_______________________________________________________________________________


Note 7.  Notes payable (continued)

         Maturities of long-term debt at December 31, 1999 are as follows:

                  Year ending
                  December 31,
                       2000                      $210,998
                       2001                       318,308
                       2002                       112,691
                       2003                       121,166
                       2004                       141,844
                       2005                        17,783
                                                 --------

                       Total                     $922,790
                                                 ========


Note 8.  Income taxes

         Significant components of the Company's deferred tax asset at December 31, 1999 are as follows:

          Net operating loss                                         $1,203,000
          Section 263A adjustment for inventory                          18,000
                                                                      ---------
          Total deferred tax assets                                   1,221,000
          Valuation allowance for deferred tax asset                 (1,221,000)
                                                                     ----------

          Net deferred tax asset                                  $         -
                                                                  ==============

         At December 31, 1999, the Company had approximately $6,000,000 of net operating loss carryforwards for income tax purposes that expire from the years 2007 to 2019.

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
_______________________________________________________________________________



Note 8.  Income taxes (continued)

          The Company's income tax credit differed from the amount computed by applying the statutory U.S. federal income tax rate to loss before income taxes as follows:
                                                            1999         1998
                                                            ----         ----
           U.S. federal income tax benefit
              at federal statutory rate                   $259,000     $412,000
           State income tax benefit, net of federal
              income tax effect                            124,000      161,000
           Increase in valuation allowance for
              deferred tax assets                         (383,000)    (573,000)
                                                          --------     --------

           Total income tax benefit                      $      -      $      -
                                                         =========     =========


Note 9.  Earnings (loss) per share

          Basic and diluted loss per share were calculated as follows:

                                                            1999         1998
                                                            ----         ----
             Numerator
                Net loss - numerator for basic
                   and diluted loss per share         (2,334,413)  $ (2,464,870)
                                                      ===========  ============

             Denominator
                Denominator for basic loss per
                  share - weighted average shares     52,713,203     27,399,790

                Effect of dilutive securities -
                  options and warrants                 9,808,019      5,990,000
                                                     -----------     -----------

             Denominator for diluted loss per
                share - weighted average shares
                and dilutive potential common
                shares                                62,521,222     33,389,790
                                                      ==========     ==========

             Loss per share:
                Basic                                      $(.04)         $(.09)
                Diluted                                    $(.04)         $(.09)

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
_______________________________________________________________________________


Note 9.   Earnings (loss) per share (continued)

          There were an additional 9,565,000 shares of stock from options and warrants not included in the denominators effect of dilutive securities due to their exercise price exceeding the market price on December 31, 1999.

          As a result of net losses, the inclusion of options and warrants were antidilutive and, therefore, were not utilized in the computation of diluted loss per share.

          Prior to issuance of these financial statements an additional 23,658,033 shares of common stock were issued for $2,631,700. Had this issuance occurred during 1999, the weighted average number of shares at December 31, 1999 would have been 64,542,220, resulting in an $(.04) basic and diluted loss per share.


Note 10.  Stock option plans

          The Company has two stock option plans established on June 5, 1998, under which non-qualified and qualified stock options may be granted to certain employees and non-employee stockholders. Each option allows for purchase of one common share of the Company.

          Qualified plan - employees - This plan calls for immediate vesting of options granted on June 5, 1998 with either a four or five year vesting schedule for additional options to be granted. The exercise price of the options granted and vested on June 5, 1998 at December 31, 1998 is $.10 per share. The exercise price for subsequent options will be the closing market price on the day before the option vest (June 5) of each succeeding year. These options will expire on termination of employment or on June 4, 2005.

          Non-qualified plans - non-employee and stockholders - This plan calls for immediate vesting of options. The exercise price for current and subsequent options varies from $.10 to market at June 5, 1999. The options under this plan expire at various dates.

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
_______________________________________________________________________________


Note 10. Stock option plans (continued)

              Presented below is a summary of stock option plans activity for the years shown:

                                                Weighted               Weighted
                                    Options      Average     Options   Average
                                Outstanding     Exercise  Exercisable  Exercise
                                 (In 000's)       Price    (In 000's)    Price
                                 ---------        -----    ---------     -----
Qualified plan
    Balance, December 31, 1997        --        $    --
        Granted                      9,670          .16
                                   -------        -----
    Balance, December 31, 1998       9,670          .16     4,640      $    .10
        Granted                       --             --
        Expired                     (3,680)         .19
                                   -------        -----

    Balance, December 31, 1999       5,990     $    .14     4,345      $    .11
                                   =======        =====

Non-qualified plan
    Balance, December 31, 1997         295     $   3.00       295      $   3.00
        Granted                     12,370          .26
                                   -------        -----
    Balance, December 31, 1998      12,665          .33     5,665      $    .10
        Granted                      7,850          .21
                                   -------        -----

    Balance, December 31, 1999      20,515     $    .28    12,515      $    .23
                                   =======        =====

          The following table summarizes information for options outstanding and exercisable at December 31, 1999:

                              Options Outstanding

 Range of              Number          Weighted Average        Weighted Average
  Prices             (In 000's)        Remaining Life          Exercise Price
  ------             ---------         --------------          --------------
$.10 - .25            19,010               4.47 years           $    .12
 .26 - .50             6,850               1.63 years                .45
 .51 - 1.00              350               1    year                1.00
1.01 - 3.00              295                .89 year                3.00
-----------         ----------         -------------                -----
$.10 - 3.00           26,505               3.58 years           $    .25

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
_______________________________________________________________________________



Note 10. Stock option plans (continued)

                               Options Exercisable

          Range of               Number         Weighted Average
           Prices              (In 000's)       Exercise Price
           ------              ---------        --------------
           $.10 - .25            14,365               $  .11
            .26 - .50             1,850                  .33
            .51 - 1.00              350                 1.00
           1.01 - 3.00              295                 3.00
           -----------          -------                -----
           $.10 - 3.00           16,860               $  .20

          Pro forma fair value disclosures - Had compensation expense for the Company's stock options been recognized based on the fair value on the grant date under the methodology prescribed by FAS 123, the Company's net loss and loss per share for the two years ended December 31, would have been impacted as shown in the following table:

                                                      1999                1998
                                                      ----                ----

          Reported net loss                    $(2,334,413)         $(2,464,870)
          Pro forma net loss                    (2,484,215)          (2,499,438)
          Reported diluted loss per share             (.04)                (.09)
          Pro forma diluted loss per share            (.05)                (.09)

          The fair value of options granted, which is amortized to expense over the option vesting period in determining the pro forma impact, is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                           1999        1998
                                                           ----        ----

          Expected life of option                         3 years     7 years
          Risk-free interest rate                         6%          6%
          Expected volatility of Enviro-Recovery, Inc.   30%         30%
          Expected dividend yield on Enviro-Recovery,
             Inc. stock                                   0%          0%

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
_______________________________________________________________________________


Note 10. Stock option plans (continued)

          The weighted average fair value of options granted during 1999 and 1998 is as follows:

                                                    1999                  1998
                                                    ----                  ----

          Fair value of each option granted       $  .062               $  .027
          Total number of options granted       7,850,000            22,040,000

          In accordance with FAS 123, the weighted average fair value of stock options granted is required to be based on a theoretical statistical model using the preceding Black-Scholes assumptions. In actuality, because the Company's stock options are not traded on any exchange, employees can receive no value nor derive any benefit from holding stock options under these plans without an increase in the market price of Enviro-Recovery, Inc. stock. Such an increase in stock price would benefit all stockholders commensurately.


Note 11. Warrants and convertible loan

          On March 25, 1999, the Company issued 500,000 warrants for consideration for raising money for the Company. These warrants have a conversion price of $.34 per share. These warrants were exercised in February 2000.

          During 1998, the Company issued 1,120,000 warrants for individuals providing a loan and collateral on a loan. 1,000,000 of the warrants have a conversion price of $.10 and expire September 23, 2000. 120,000 of the warrants have a conversion price of $1.00 and expire March 24, 2004.

          Tom Evinrude shall have the right at any time prior to maturity at his option, to convert, any portion or all of the outstanding principal amount and accrued but unpaid interest on his note payable (see Note
          6) into fully paid and non-assessable shares of common stock of the Company at the conversion rate of $.30 per share of such common stock.

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
_______________________________________________________________________________


Note 12. Risk concentrations

          The Company's business entails a number of risks. A significant portion of the Company's revenue is concentrated with two major customers. These customers accounted for $360,000 (or 40%) of total revenue in 1999.

          The Company is also dependent on a small number of suppliers. Of these suppliers, two accounted for approximately 37% of cost of revenue in 1999.

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

                             June 30, 2000 and 1999

                                Table of Contents

                                                                       Page

Independent Accountants' Report                                        F-25

Consolidated Balance Sheets                                        F-26 - F-27

Consolidated Statements of Operations                                  F-28

Consolidated Statements of Stockholders' Equity (Deficit)          F-29 - F-30

Consolidated Statements of Cash Flows                              F-31 - F-32

Notes to Consolidated Financial Statements                         F-33 - F-45

                         Independent Accountants' Report


Board of Directors and Stockholders
Enviro-Recovery, Inc. and Subsidiaries
Ashland, Wisconsin

We have reviewed the accompanying consolidated balance sheets of Enviro-Recovery, Inc. (a Texas Corporation) and subsidiaries as of June 30, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the six months then ended. These consolidated financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with generally accepted accounting principles.




/s/ Virchow, Krause & Company, LLP

Green Bay, Wisconsin
October 26, 2000

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

                           Consolidated Balance Sheets
                             June 30, 2000 and 1999
                      (See Independent Accountants' Report)
_______________________________________________________________________________



ASSETS                                                      2000            1999
                                                            ----            ----

Current assets
     Cash                                             $  123,248      $  470,757
     Receivables:
         Trade                                            76,773           3,080
         Other                                            12,784           3,421
     Inventories                                       1,261,455         773,523
     Prepaid expenses                                     66,962         155,718
                                                      ----------      ----------

Total current assets                                   1,541,222       1,406,499
                                                      ----------      ----------

Property and equipment
     Land and improvements                                28,665          25,336
     Buildings and improvements                          940,315         938,080
     Equipment                                         2,647,635       2,806,675
     Vehicles                                            143,627         141,627
     Office equipment                                     41,234          44,732
                                                      ----------      ----------
                                                       3,801,476       3,956,450
         Less accumulated depreciation                   938,582         480,813
                                                      ----------      ----------

Net property and equipment                             2,862,894       3,475,637
                                                      ----------      ----------

Other assets
     Inventories in excess of amounts
         expected to be sold currently                 1,480,839         908,049
     Other                                               303,534         207,879
                                                      ----------      ----------

Total other assets                                     1,784,373       1,115,928
                                                      ----------      ----------

Total assets                                          $6,188,489      $5,998,064
                                                      ==========      ==========


See notes to consolidated financial statements.
                                           F-26

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

                           Consolidated Balance Sheets
                             June 30, 2000 and 1999
                      (See Independent Accountants' Report)
_______________________________________________________________________________


LIABILITIES AND STOCKHOLDERS' EQUITY                       2000             1999
                                                           ----             ----

Current liabilities
     Current maturities of notes payable to
        stockholders                                $  2,188,725   $    909,704
     Current maturities of notes payable                 338,349        183,833
     Trade accounts payable                              113,948        329,561
     Customer deposits                                    10,607        152,510
     Other liabilities                                   164,595        177,070
                                                    ------------   ------------

Total current liabilities                              2,816,224      1,752,678
                                                    ------------   ------------

Long-term liabilities
     Notes payable to stockholders                          --        1,638,725
     Notes payable                                       473,112        811,461
                                                    ------------   ------------

Total long-term liabilities                              473,112      2,450,186
                                                    ------------   ------------

Total liabilities                                      3,289,336      4,202,864
                                                    ------------   ------------

Stockholders' equity Common stock, $.0001
     par value:
         Authorized - 250,000,000 shares
         Issued - 94,239,803 at June 30, 2000 and
              63,053,086 at June 30, 1999                  9,424          6,305
     Common stock, subscribed                            400,000           --
     Additional paid-in capital                       10,366,423      6,822,170
     Accumulated deficit                              (7,876,694)    (5,033,275)
                                                    ------------   ------------

Total stockholders' equity                             2,899,153      1,795,200
                                                    ------------   ------------

Total liabilities and stockholders' equity          $  6,188,489   $  5,998,064
                                                    ============   ============


See notes to consolidated financial statements.

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

                      Consolidated Statements of Operations
                     Six Months Ended June 30, 2000 and 1999
                      (See Independent Accountants' Report)
_______________________________________________________________________________


                                                             2000         1999
                                                             ----         ----

Revenue                                               $   273,753   $   555,612

Cost of revenue                                           672,745       624,023
                                                      -----------   -----------

Gross loss                                               (398,992)      (68,411)

Operating expenses                                        915,200       789,459
                                                      -----------   -----------

Loss from operations                                   (1,314,192)     (857,870)

Other income (expense):
     Interest expense                                    (184,165)     (156,606)
     Interest income                                        6,015         3,970
     Loss on disposal of property and equipment           (30,712)         --
     Other income                                          15,100        11,558
                                                      -----------   -----------

Other expense - net                                      (193,762)     (141,078)
                                                      -----------   -----------

Net loss                                              $(1,507,954)  $  (998,948)
                                                      ===========   ===========

Basic and diluted loss per share                      $      (.02)  $      (.02)


See notes to consolidated financial statements.

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

            Consolidated Statements of Stockholders' Equity (Deficit)
                     Six Months Ended June 30, 2000 and 1999
                      (See Independent Accountants' Report)
_______________________________________________________________________________


Common Stock
------------------------------------
                                 Shares       Shares        Stock    Subscribed
                                 Issued     Subscribed      Amount     Amount
                                 ------     ----------      -----      ------

Balances, December 31, 1998     34,344,636        --     $    3,435  $     --

Stock issued                    28,708,450        --          2,870        --

Net loss                              --          --           --          --
                                ----------  ----------   ----------  ----------

Balances, June 30, 1999         63,053,086        --     $    6,305  $     --
                                ==========  ==========   ==========  ==========


Balances, December 31, 1999     71,081,770   6,450,000   $    7,108  $  645,000

Stock issued                    23,158,033  (6,450,000)       2,316    (645,000)

Stock subscribed                      --     4,000,000         --       400,000

Net loss                              --          --           --          --
                                ----------  ----------   ----------  ----------

Balances, June 30, 2000         94,239,803   4,000,000   $    9,424  $  400,000
                                ==========  ==========   ==========  ==========


See notes to consolidated financial statements.

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

            Consolidated Statements of Stockholders' Equity (Deficit)
                     Six Months Ended June 30, 2000 and 1999
                      (See Independent Accountants' Report)
_______________________________________________________________________________


                                                    Total
       Additional                                Stockholders'
        Paid-in          Accumulated                Equity
        Capital            Deficit                 (Deficit)
     -------------     -----------------         -------------


        $3,774,442         $(4,034,327)          $  (256,450)

         3,047,728                -                3,050,598

              -               (998,948)             (998,948)
   ---------------         -----------            ----------

        $6,822,170         $(5,033,275)           $1,795,200
        ==========         ===========            ==========


        $7,736,288         $(6,368,740)           $2,019,656

         2,630,135                -                1,987,451

              -                   -                  400,000

              -             (1,507,954)           (1,507,954)
   ---------------          ----------            ----------

       $10,366,423         $(7,876,694)           $2,899,153
       ===========         ===========            ==========




See notes to consolidated financial statements.

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows
                     Six Months Ended June 30, 2000 and 1999
                      (See Independent Accountants' Report)
_______________________________________________________________________________


                                                        2000           1999
                                                        ----              ----
Cash flows from operating activities
  Net loss                                          $(1,507,954)  $  (998,948)
  Adjustments to reconcile net loss to net cash
   used for operating activities:
        Depreciation                                    223,914       106,533
        Amortization                                        135         1,684
        Loss on disposal of property and equipment       30,712          --
        Issuance of common stock for services              --          27,039
        Changes in certain assets and liabilities:
            Receivables                                 (19,019)        3,806
            Inventories                                  41,255        (2,899)
            Prepaid expenses                               --          (9,270)
            Accounts payable                           (331,859)     (263,652)
            Customer deposits                           (64,400)       (1,300)
            Other liabilities                           (88,499)         (312)
                                                     -----------   -----------

Net cash used for operating activities               (1,715,715)   (1,137,319)
                                                     -----------   -----------

Cash flows from investing activities
     Purchase of property and equipment                 (68,668)     (724,961)
     Proceeds from sale of property and equipment       118,800          --
     Loans made                                        (100,000)      (31,000)
                                                     -----------   -----------

Net cash used for investing activities                  (49,868)     (755,961)
                                                     -----------   -----------

Cash flows from financing activities
     Retirement of long-term debt                      (515,994)     (861,069)
     Issuance of common stock                         1,987,451     3,023,559
     Common stock subscribed                            400,000          --
                                                    -----------   -----------

Net cash provided by financing activities             1,871,457     2,162,490
                                                    -----------   -----------

See notes to consolidated financial statements.

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

                     Six Months Ended June 30, 2000 and 1999
                      (See Independent Accountants' Report)
_______________________________________________________________________________


                                                             2000           1999
                                                             ----           ----

Net increase in cash                                     $105,874       $269,210

Cash, beginning                                            17,374        201,547
                                                         --------       --------

Cash, ending                                             $123,248       $470,757
                                                         ========       ========


Supplemental cash flow information

     Cash paid for interest                              $212,853       $177,125
                                                         ========       ========

     Noncash financing activities

     Loans from stockholders in the amount of $839,953 were converted into common stock during 1999.

     During 1999, the Company issued common stock in exchange for services. Shares issued were 268,395. The value of the shares issued was $27,039.

See notes to consolidated financial statements.

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
______________________________________________________________________________

Note 1.   Company's activities and significant accounting policies

          Company's activities - The Company is engaged primarily in the production of lumber and wood products from old growth forest timber recovered from the bottom of the lakes and rivers of North America. Lumber sales are made to customers located mainly in the upper Midwestern region of the United States.

          Principles of consolidation - The consolidated financial statements include the accounts of the Company and all majority owned subsidiaries. Those subsidiaries include:

                                                            Ownership
                                                             Interest
                                                            ---------
             Resource Recovery, Inc.                             100%
             Superior Water Logged Lumber Company, Inc.          100%
             Resource Recovery of Wisconsin, Inc.                100%
             Viking Marine, Inc.                                  75%

          All significant intercompany balances and transactions have been eliminated.

          Revenue recognition - The Company recognizes revenue from production of lumber upon delivery to the customer.

          Use of estimates in preparation of financial statements - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from the estimates that were used.

          Inventories - Inventories are stated at the lower of cost or market. The cost of inventory is determined on the first-in, first-out (FIFO) method.

          Property, equipment and depreciation - Property and equipment are stated at cost. Depreciation for financial reporting purposes is provided over the estimated useful lives of the respective assets using the straight-line and accelerated methods.

          Earnings (loss) per share - Earnings (loss) per share is calculated based on net income (loss) and weighted average number of shares outstanding during the period. For all periods the computation of diluted earnings (loss) per share was antidilutive, therefore, the amounts reported for basic and diluted earnings (loss) per share were the same.

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
_______________________________________________________________________________



Note 1.   Company's activities and significant accounting policies (continued)

          Income taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of inventories for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income.

          Stock-based compensation - The Company accounts for employee stock options in accordance with Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees." Under APB 25, the Company recognizes no compensation expense related to employee stock options, as no options are granted at a price below the market price on the day of grant.

          In 1996, FAS No. 123, "Accounting for Stock-Based Compensation," became effective for the Company. FAS 123, which prescribes the recognition of compensation expense based on the fair value of options on the grant date, allows companies to continue applying APB 25 if certain pro forma disclosures are made assuming hypothetical fair value method application. See Note 10 for pro forma disclosures required by FAS 123 plus additional information on the Company's stock option plans.


Note 2.   Going concern

          The June 30, 2000 and 1999 financial statements have been prepared on the going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The application of the going concern concept is dependent on the Company's ability to generate future profitable operations and to receive continued financial support from its stockholders and other investors. The Company has suffered recurring losses and negative cash flow from operations, conditions that raise substantial doubt about the Company's ability to continue as a going concern. Management is of the opinion that sufficient working capital will be obtained from external financing to meet the Company's liabilities and commitments as they become payable.

                    ENVIRO-RECOVERY, INC. AND SUBSCIDIARIES

                   Notes to Consolidated Financial Statements
_______________________________________________________________________________



Note 3.   Fair value of financial instruments

          Cash, accounts receivable, accounts payable and accrued liabilities are reflected in the financial statements at fair value because of the short-term maturity of these instruments. The carrying amount of long-term debt approximates fair value because these financial instruments bear interest at rates which approximate current market rates for notes with similar maturities and credit quality.

Note 4.   Inventories

          Inventories at June 30, 2000 and 1999 consisted of the following:

                                                      2000                  1999
                                                      ----                  ----

           Raw materials                        $   104,191          $   399,573
           Retail inventory                          36,729               27,131
           Work in process                          624,817              377,722
           Finished goods                         1,976,557              877,146
                                                  ---------           ----------

           Total inventories                     $2,742,294           $1,681,572
                                                 ==========           ==========

Note 5.   Investments in Brazilian operations

          The Company entered into an agreement, dated July 27, 1998 and amended on March 3, 1999 to acquire the holding rights of two Brazilian companies to timber in Lake Tucurui, Brazil. Under the July 27, 1998 agreement the Company paid a total of $149,046. $84,746 was paid for the consideration of obtaining first right of refusal on all wood recovered from Lake Tucurui and the bandmill owned by Know-How Maderias, an operating sawmill. In addition, the Company had funded an additional $64,300 for the purchase of Lamituc Comercial Itda, R.Cortes Real Barros, and Know-How Maderias. Either the Company or the Brazilian parties may terminate the agreement at any time after May 7, 1999. If either party terminates the agreement, the Brazilian parties shall refund the $64,300 associated with the payments to acquire the Brazilian companies. As of June 30, 2000, the Company has not received notice from the Brazilian parties of termination and the Company has not sent notice of termination to the Brazilian parties. The delay in completion of the acquisition of rights was primarily due to delays in the release of the timber contracts to the Brazilian parties by the Brazilian government. The Brazilian parties received the timber contracts in February 2000. The Company is continuing discussions with the Brazilian parties and new funding sources. At June 30, 2000 and 1999 the payments under these agreements are included in other assets.

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
_______________________________________________________________________________



Note 5.   Investments in Brazilian operations (continued)

          On June 14, 2000, the Company entered into a joint venture with EcoWood, Ltd., providing Enviro-Recovery with the rights to submerged logs in the Amazon River and tributaries in the State of Para. According to EcoWood representations in the joint venture agreement,
          1) there is between 10 and 60 million cubic meters of logs in the areas covered by the recovery licenses based on EcoWood research and
          2) EcoWood has rights to recover the logs from the Amazon River system. Under the joint venture agreement, EcoWood shall recover and process logs exclusively for Enviro-Recovery. Enviro-Recovery will finance log retrieval and milling operations and develop export markets for the environmentally safe wood products. Enviro-Recovery retains the earnings of the joint venture. The Company loaned EcoWood, Ltd. $100,000 for business development which is included in other assets at June 30, 2000.


Note 6.   Notes payable to stockholders

          Notes payable to stockholders at June 30, 2000 and 1999 consisted of the following:

                                                                2000        1999
                                                                ----        ----
            Note to Jack Lowry, with interest at 2%
            over prime, due April 2000.  The note is
            secured by real estate.                         $300,000    $300,000

            24% note to First Capital Services, Inc.
            The note was due April 1999.                     250,000     250,000

            24% note to First Capital Services, Inc.
            The note was due September 1999.                     -       350,000

            8.50% unsecured note payable to William and
            Reeva Heide. Interest only payments were due
            during the first year. Principal payment of
            $10,000, plus interest, is payable in each of
            the second, third and fourth years, with the
            remaining balance, plus interest, payable in
            the fifth year (May 2001).                       100,000     100,000

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
_______________________________________________________________________________



Note 6.   Notes payable to stockholders (continued)
                                                               2000         1999
                                                               ----        ----
             8% unsecured note payable to Jerry and
             Jane Immel in quarterly payments of
             $1,200 the first year, $1,800 the second
             year, and $2,400 the third year, with a
             balloon payment of $7,993, including
             interest on October 1, 1999.                $    5,835  $    15,539

             8% unsecured note to Steven Schock. The
             note is due December 2000.                     137,300      137,300

             9% note to Thomas Evinrude.  The note is
             due August 2000 and is secured by a first
             priority security interest in specific
             property and a general security interest.    1,395,590    1,395,590
                                                          ---------    ---------
                                                          2,188,725    2,548,429
             Less current maturities                      2,188,725      909,704
                                                          ---------   ----------

             Long-term portion                          $       -     $1,638,725
                                                        ===========  ==========

Note 7.  Notes payable

          Notes payable at June 30, 2000 and 1999 consisted of the following:

                                                                2000        1999
                                                                ----        ----
           15.6% note payable to Edge Tech payable in
           monthly payments of $2,490.  The note was
           due June 1999 and is secured by equipment.      $    -     $   16,658

           10.25% note to Northern States Power
           Company payable in monthly payments of
           $1,069, including interest.  The note is due
           October 2001 and is secured by real estate.       25,667       34,548

           10% note payable to Northern States Power
           Company in monthly payments of $2,295,
           including interest.  The note is due May 2003
           and is secured by real estate.                    88,934      105,199

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
_______________________________________________________________________________


Note 7.   Notes payable (continued)
                                                                  2000      1999
                                                                  ----      ----
            Note payable at 2% over prime to M&I Bank
            in monthly payments of $6,700, including
            interest. The note is due January 2001
            and is secured by a general business
            security agreement.                             $  208,988 $ 255,883
            Note payable at 2.5% over prime to M&I
            Bank in monthly payments of $682,
            including interest.  The note is due June 2006
            and is secured by a general business security
            agreement.                                         39,996     42,968

            Advances under a $350,000, 4% note to the
            Department of Development. The note is
            payable in monthly payments of $5,400,
            including interest to December 2004, at which
            time the remaining balance is due. The note
            is secured by accounts receivable, inventory,
            intangibles and waterway rights.                 293,636     337,297
            Advances under a $100,000, 7.5% note to
            Northwest WI Business Development Co.
            Monthly principal and interest payments of
            $1,624 are due through February 2004. The note
            is secured by a general business security
            agreement and personal guarantees of Scott
            Mitchen and Robert Holland.                      87,279       98,424

            Notes payable in monthly payments currently
            totaling $3,913, including interest ranging from
            4% to 10.5%, due 2000 through 2004. The loans
            are secured by specific equipment at the
            companies.                                       66,961      104,317
                                                          ---------      -------
                                                            811,461      995,294
            Less current maturities                         338,349      183,833
                                                            -------      -------

            Long-term portion                              $473,112     $811,461
                                                           ========     ========

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
________________________________________________________________________________



Note 7.   Notes payable (continued)

          Maturities of long-term debt at June 30, 2000 are as follows:

                     June 30,
                       2001                 $338,349
                       2002                  135,476
                       2003                  135,080
                       2004                  115,991
                       2005                   72,029
                     Thereafter               14,536
                                            --------

                       Total                $811,461
                                            ========

Note 8.  Income taxes

          Significant components of the Company's deferred tax asset at June 30, 2000 and 1999 are as follows:
                                                               2000        1999
                                                               ----        ----

            Net operating loss                           $1,507,000    $673,000
            Section 263A adjustment for inventory            18,000     287,000
                                                        -----------     -------
            Total deferred tax assets                     1,525,000     960,000
            Valuation allowance for deferred tax asset   (1,525,000)   (960,000)
                                                         ----------    --------

            Net deferred tax asset                       $      -      $     -
                                                         ==========    ========

          At June 30, 2000, the Company had approximately $7,500,000 of net operating loss carryforwards for income tax purposes that expire from the years 2007 to 2020.

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
_______________________________________________________________________________



Note 8.   Income taxes (continued)

          The Company's income tax benefit differs from the amount computed by applying the statutory U.S. federal income tax rate to loss before income taxes as follows:

                                                            2000           1999
                                                            ----           ----
           U.S. federal income tax benefit
              at federal statutory rate                 $213,000     $   75,000
           State income taxes net of federal
              income tax effect                           91,000         47,000
           Increase of valuation allowance for
              deferred  tax assets                      (304,000)      (122,000)
                                                        --------       --------

           Total benefit from income taxes              $    -       $      -
                                                        ========     ==========


Note 9.  Earnings (loss) per share

          Basic and diluted loss per share at June 30, 2000 and 1999 were calculated as follows:
                                                              2000         1999
                                                              ----         ----
           Numerator
              Net loss - numerator for basic
                 and diluted loss per share          $ (1,507,954)  $  (998,948)
                                                     ============   ===========

           Denominator
              Denominator for basic loss per share
                 - weighted average shares            82,660,787     48,698,861

              Effect of dilutive securities - options
                 and warrants                          7,591,937      7,208,020
                                                     -----------     ----------

           Denominator for diluted loss per
              share - weighted average shares
              and dilutive potential common shares    90,252,724     55,906,881
                                                      ==========     ==========

           Loss per share:
              Basic                                       $(.02)          $(.02)
              Diluted                                      (.02)           (.02)

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
________________________________________________________________________________



Note 9.   Earnings (loss) per share (continued)

          There were an additional 8,158,000 and 4,015,000 shares of stock from options and warrants not included in the denominators effect of dilutive securities due to their exercise price exceeding the market price on June 30, 2000 and 1999, respectively.

          As a result of net losses, the inclusion of options and warrants were antidilutive and, therefore, were not utilized in the computation of diluted loss per share.


Note 10.  Stock option plans

          The Company has two stock option plans established on June 5, 1998, under which non-qualified and qualified stock options may be granted to certain employees and non-employee stockholders. Each option allows for purchase of one common share of the Company.

          Qualified plan - employees - This plan calls for immediate vesting of options granted on June 5, 1998 with either a four or five year vesting schedule for additional options to be granted. The exercise price of the options granted and vested on June 5, 1998 at December 31, 1998 is $.10 per share. The exercise price for subsequent options will be the closing market price on the day before the option vest (June 5) of each succeeding year. These options will expire on termination of employment or on June 4, 2005.

          Non-qualified plans - non-employee and stockholders - This plan calls for immediate vesting of options. The exercise price for current and subsequent options varies from $.10 to market at June 5, 1999. The options under this plan expire at various dates.

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
________________________________________________________________________________


Note 10.  Stock option plans (continued)

          Presented below is a summary of stock option plans activity for the years shown:

                                            Weighted                   Weighted
                                 Options     Average      Options       Average
                             Outstanding    Exercise    Exercisable    Exercise
                                (In 000's)    Price     (In 000's)       Price
                             ------------   --------    -----------   --------
Qualified plan
Balance, December 31, 1998         9,670  $   .16           4,640     $   .10
  Granted January - June 1999       --         --
  Expired January - June 1999     (3,680)     .19
                                  ------     ----
Balance, June 30, 1999             5,990      .19           4,345     $   .11
  Granted July - December 1999      --        --
   Expired July - December 1999     --        --
                                  ------     ----
Balance, December 31, 1999         5,990      .14           4,345     $   .11
   Granted                          --         --
                                  ------     ----

Balance, June 30, 2000             5,990  $   .14           4,860     $   .13
                                  ======     ====


                                            Weighted                   Weighted
                                 Options     Average      Options       Average
                             Outstanding    Exercise    Exercisable    Exercise
                                (In 000's)    Price     (In 000's)       Price
                             ------------   --------    -----------     ------

Non-qualified plan
Balance, December 31, 1998       12,665      .33           5,665     $   .10
   Granted January - June 1999    2,750      .39
                                 ------     ----
Balance, June 30, 1999           15,415      .24           8,415     $   .20
   Granted July - December 1999   5,100      .12
                                 ------     ----
Balance, December 31, 1999       20,515      .28          12,515     $   .23
   Granted                        7,066      .18
                                 ------     ----

Balance, June 30, 2000           27,581  $   .26          12,811     $   .23
                                 ======     ====

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
________________________________________________________________________________


Note 10.  Stock option plans (continued)

          The following table summarizes information for options outstanding and exercisable at June 30, 2000: Options Outstanding

               Range of        Number     Weighted Average      Weighted Average
                Prices       (In 000's)   Remaining Life          Exercise Price
                ------       ---------    --------------          --------------
              $.10 - .25       26,076          3.64 years          $   .14
               .26 - .50        6,850          2.51 years              .45
               .51 - 1.00         350           .50 year              1.00
              1.01 - 3.00         295           .39 year              3.00
              -----------     -------         ----------             -----
              $.10 - 3.00         33,571           2.36 years         $.24

                               Options Exercisable

         Range of               Number                Weighted Average
         Prices                  (In 000's)            Exercise Price
         ------                  ---------             --------------
              $.10 - .25          15,176                     $  .11
               .26 - .50           1,850                        .33
               .51 - 1.00            350                       1.00
              1.01 - 3.00            295                       3.00
              -----------        -------                      -----
             $.10 - 3.00         17,671                     $  .20

          Pro forma fair value disclosures - Had compensation expense for the Company's stock options been recognized based on the fair value on the grant date under the methodology prescribed by FAS 123, the Company's net loss and loss per share for the six month periods ended June 30, would have been impacted as shown in the following table:

                                                         2000               1999
                                                         ----               ----

            Reported net loss                    $(1,507,954)         $(998,948)
            Pro forma net loss                    (1,514,962)        (1,073,849)
            Reported diluted loss per share             (.02)              (.02)
            Pro forma diluted loss per share             (.02)             (.02)

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
________________________________________________________________________________


Note 10.  Stock option plans (continued)

          The fair value of options granted, which is amortized to expense over the option vesting period in determining the pro forma impact, is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions at June 30:

                                                             2000           1999
                                                             ----           ----

          Expected life of option                         3 years       3 years
          Risk-free interest rate                               6%           6%
          Expected volatility of Enviro-Recovery, Inc.         30%           30%
          Expected dividend yield on Enviro-Recovery,
            Inc. stock                                          0%            0%

          The weighted average fair value of options granted during the six months ended June 30, 2000 and 1999 is follows:
                                                             2000           1999
                                                             ----           ----

          Fair value of each option granted               $  .089        $  .062
          Total number of options granted           7,066,000      7,050,000

          In accordance with FAS 123, the weighted average fair value of stock options granted is required to be based on a theoretical statistical model using the preceding Black-Scholes assumptions. In actuality, because the Company's stock options are not traded on any exchange, employees can receive no value nor derive any benefit from holding stock options under these plans without an increase in the market price of Enviro-Recovery, Inc. stock. Such an increase in stock price would benefit all stockholders commensurately.


Note 11.  Warrants and convertible loan

          On March 25, 1999, the Company issued 500,000 warrants for consideration for raising money for the Company. These warrants have a conversion price of $.34 per share. These warrants were exercised in February 2000.

          During 1998, the Company issued 1,120,000 warrants for individuals providing a loan and collateral on a loan. 1,000,000 of the warrants have a conversion price of $.10 and expire September 23, 2000. 120,000 of the warrants have a conversion price of $1.00 and expire March 24, 2004.

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
________________________________________________________________________________


Note 11.  Warrants and convertible loan (continued)

          Thomas Evinrude shall have the right at any time prior to maturity at his option, to convert, any portion or all of the outstanding principal amount and accrued but unpaid interest on his note payable (see Note 6) into fully paid and non-assessable shares of common stock of the Company at the conversion rate of $.30 per share of such common stock.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS

(a)     Exhibits

     3.1* Restated and Amended Certificate of Incorporation of the Registrant

     3.2* By-laws of the Registrant

     4.1* Form of Common Stock Certificate of Registrant

     10.1* 1998 Performance Equity Plan

     10.2* Form of Stock Option Agreement between Registrant and Steven Schock

     10.3* Form of Stock Option Agreement between Registrant and David Neitzke

     10.4* Form of Agreement between Registrant and Fund Amazon, and Eco-Wood,
           Ltd.

     10.5* Loan Agreement dated August 5, 1998 between Superior Water - Logged
           Lumber Co., Inc. and Thomas Evinrude.

     16.1* Letter from Schenck and Associates SC

     21.1* Subsidiaries of Registrant

     27.1* Financial Data Schedule


________________________
*   Filed herewith.

                                   SIGNATURES


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized on the 8th day of November, 2000.



                                    ENVIRO-RECOVERY, INC.

                                     /s/ Bruce Nesmith
                                    --------------------------
                                    Bruce Nesmith, President and
                                     Chief Executive Officer